AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT
THIS AGREEMENT made the 8th day of November, 2021,
AMONG:
BREIT DEBT PARENT LLC, a limited liability company existing under the laws of the State of Delaware,
(hereinafter referred to as the “Investor”),
- and -
TRICON RESIDENTIAL INC., a corporation existing under the laws of the Province of Ontario,
(hereinafter referred to as “Tricon”),
- and -
TRICON PIPE LLC, a limited liability company existing under the laws of the State of Delaware,
(hereinafter referred to as the “Issuer”).
WHEREAS Tricon, the Issuer and the Investor have entered into a securities subscription agreement dated August 26, 2020 (the “Subscription Agreement”) pursuant to which the Investor agreed to subscribe for the Purchased Preferred Units (as defined below);
AND WHEREAS in connection with the Investor’s subscription pursuant to the Subscription Agreement, the Issuer and Tricon have agreed to grant certain rights to the Investor, on the terms and subject to the conditions set out in the Investor Rights Agreement, dated as of September 3, 2020 (the “Original Date”), between the Investor, Tricon and the Issuer (the “Original Agreement”);
AND WHEREAS, the parties desire to amend and restate the Original Agreement as set forth herein.
NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties hereby amend and restate the Original Agreement in its entirety and agree as follows:
ARTICLE 1
1.1    Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:
“2021 AGM” means Tricon’s 2021 annual general meeting of shareholders;
“Acquiring Person” shall have the meaning given to it in the Shareholder Rights Plan;
“Act” means the Business Corporations Act (Ontario);
“Affiliate” means, subject to Section 6.11, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified; provided, however, that Tricon and its Subsidiaries shall not be deemed to be Affiliates of the Investor or any of its Affiliates. For the purposes of this definition, “control” when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise;
“Approved Change of Control Transaction” means a proposed Change of Control Transaction which has been approved by a majority of the independent members of the Board of Directors and, if applicable, publicly recommended for acceptance or approval by shareholders of Tricon by the Board of Directors;
“As-Exchanged Ownership” means, as at any date, with respect to a Person the aggregate interest of such Person and its Affiliates calculated as a percentage, (a) the numerator of which shall be the sum of (i) the number of Exchange Common Shares for which the Preferred Units beneficially owned or controlled by such Person and its Affiliates at the relevant date are exchangeable (without giving effect to the Exchange Cap), plus (ii) the number of Common Shares beneficially owned or controlled by such Person and its Affiliates as a result of the exchange of the Purchased Preferred Units or exercise of the Participation Right, at the relevant date (including any Common Shares underlying any Convertible Securities beneficially owned or controlled by such Person and its Affiliates as a result of exercise of the Participation Right); and (b) the denominator of which shall be the sum of the number of Common Shares issued and outstanding as at such relevant date plus the number of Exchange Common Shares for which the Preferred Units beneficially owned or controlled by such Person and its Affiliates at the relevant date are exchangeable (without giving effect to the Exchange Cap);
“Automatic Shelf Registration Statement” has the meaning given to such term in Section 4.1(b)(iii);
“Beneficial Ownership Requirement” means, as at any date, that (i) the Investor and its Affiliates beneficially own or control at least 35% of the Preferred Units originally purchased by the Investor pursuant to the Subscription Agreement, or (ii) the As-Exchanged Ownership of the Investor and its Affiliates is equal to or greater than 5.0%;
“Blackstone Real Estate Business” has the meaning given to such term in Section 6.11;
“Board of Directors” or “Board” means the board of directors of Tricon;

“BREIT” has the meaning given to such term in Section 5.12;
“Business Day” means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of Ontario or the State of New York, (b) a day on which banks are generally closed in the Province of Ontario or the State of New York or (c) in the case of Section 4, a day on which the NYSE or the TSX is closed for trading;
“Canadian Base Shelf Prospectus” has the meaning ascribed to “Base Shelf Prospectus” in National Instrument 44-102 – Shelf Distributions;
“Canadian Prospectus” means, as the context requires, a “preliminary prospectus,” “amended and restated preliminary prospectus” and a “final prospectus” as those terms are used in the applicable Canadian Securities Act and a Prospectus Supplement (together with the corresponding Canadian Base Shelf Prospectus), including all amendments and supplements thereto;
“Canadian Prospectus Supplement” has the meaning ascribed to “shelf prospectus supplement” in National Instrument 44-102 – Shelf Distributions;
“Canadian Registration” means the qualification under any of the Canadian Securities Acts of the distribution of Registrable Shares, as a secondary offering, to the public in any or all of the provinces and territories of Canada pursuant to a Canadian Prospectus;
“Canadian Securities Acts” means the applicable securities legislation of each of the provinces and territories of Canada and all published regulations, policy statements, Orders, rules, instruments, rulings and interpretation notes issued thereunder or in relation thereto, as the same may hereafter be amended from time to time or replaced;
“Canadian Securities Commissions” means the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada;
“CDS” means CDS Clearing and Depository Services Inc. or its successor;
“Change of Control Transaction” shall mean the occurrence of any of the following:
(a)    (i) the direct or indirect sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the properties or assets of Tricon and its Subsidiaries, taken as a whole, to any Person (other than to Tricon or to any wholly-owned Subsidiary of Tricon, or in connection with a Permitted Spin-Out), or (ii) a plan or scheme of arrangement, merger, amalgamation, consolidation, share sale or other transaction or series of related transactions, in which all or substantially all of the Common Shares are exchanged for, converted into, acquired for, or constitute solely the right to receive, other securities, cash or other property, that would result in the Persons who beneficially own, directly or indirectly, 100% of the issued and outstanding Common Shares (including any Common Shares or other voting shares of Tricon that would be beneficially owned by such Persons on an as-converted, as-exercised or as-exchanged basis) as of immediately prior to such transaction ceasing to beneficially own, directly or indirectly, at least a majority of the outstanding Common Shares or outstanding common equity securities of the surviving entity (including any Common Shares, common equity securities or voting shares that would be beneficially owned by such Persons on an as-converted, as-exercised or as-exchanged basis) immediately following the completion of such transaction or series of related transactions; or
(b)    the consummation of any transaction or series of related transactions (including pursuant to a merger, amalgamation or consolidation), the result of which is that any Person, including any Persons acting jointly or in concert with such Person, becomes the beneficial owner, directly or indirectly, of shares of Tricon’s common equity representing more than 50% of the voting power of all of Tricon’s then-outstanding common equity (including any common equity beneficially owned by such Person on an as-converted, as-exercised or as-exchanged basis);
“Code” means the Internal Revenue Code of 1986, as amended;
“Common Shares” means the common shares in the capital of Tricon;
“Confidential Information” means, subject to Section 5.7(d), any and all information, in any form or medium, written or oral, whether concerning or relating to Tricon, its Subsidiaries, or its and their respective officers and employees (whether prepared by Tricon or on behalf of Tricon or otherwise, and irrespective of the form or means of communication) that is furnished to the Investor or its Representatives by or on behalf of Tricon at any time, whether before, upon or after the execution of this Agreement, including all oral and written information relating to financial statements, projections, evaluations, plans, programs, customers, suppliers, facilities, equipment and other assets, products, processes, manufacturing, marketing, research and development, trade secrets, know-how, patent applications that have not been published, technology and intellectual property of Tricon and its Subsidiaries. “Confidential Information” shall be deemed to include the portion of all notes, analyses, studies, interpretations, memoranda and other documents, material or reports (in any form or medium) prepared by the Investor and its Representatives that contain, reflect or are based upon, in whole or part, the information furnished to or on behalf of Tricon;
“Confidentiality Agreement” means the confidentiality agreement dated July 5, 2020 between Tricon and Blackstone Real Estate Services L.L.C.;
“Convertible Securities” means securities which are exercisable for, convertible into or exchangeable for Common Shares;
“CUSIP” means the Committee on Uniform Securities Identification Procedures;
“Demand Registration” has the meaning given to such term in Section 4.2(a);
“Demand Registration Request” has the meaning given to such term in Section 4.2(a);
“Distribution Expenses” means any and all fees and expenses incidental to Tricon’s performance of, or compliance with, the terms of a Registration hereunder, including: (i) the applicable Securities Commission, stock exchange and FINRA listing and filing fees, (ii) fees and expenses of compliance with Securities Laws and other “blue sky” Laws, (iii) printing, copying, messenger, delivery and translation expenses, (iv) expenses incurred in connection with any “road show” and marketing activities, (v) reasonable fees, expenses and disbursements of legal counsel to Tricon in all relevant jurisdictions, (vi) reasonable fees, expenses and disbursements of legal counsel to the Investor in all relevant jurisdictions, up to $50,000 per distribution contemplated hereby, (vii) reasonable fees, expenses and disbursements of Tricon’s auditors in connection with a Registration, including the expenses of any special audits or “comfort” letters, (viii) all rating agency fees, (ix) all transfer agents’, depositaries’ and registrars’ fees, and (x) any other fees, expenses and/or commissions payable to an underwriter, investment banker, manager or agent customarily paid by issuers or sellers of securities, other than Selling Expenses;
“DRIP” shall mean Tricon’s dividend reinvestment plan dated November 15, 2012, and amended as of May 10, 2016, as may be further amended from time to time, or any similar dividend reinvestment plan approved by the Board of Directors;
“Exchange Agreement” means the exchange and support agreement entered into by and among, among others, the Investor, Tricon and the Issuer on the Original Date as amended, supplemented, restated, converted, exchanged or replaced from time to time;
“Exchange Common Shares” means the Common Shares issuable or deliverable to the Investor upon exchange of the Purchased Preferred Units in accordance with the Exchange Agreement;
“Exempt Issuance” means the issuance by Tricon of Common Shares or Convertible Securities: (a) as full or partial consideration to any third party sellers in connection with any merger, business combination or similar transaction, tender offer, exchange offer, formal take-over bid, statutory amalgamation, statutory arrangement or other statutory procedure, or purchase of the securities or assets of a corporation or other entity; (b) pursuant to a rights offering by Tricon to all of its holders of Common Shares for which an adjustment to the Exchange Price is required to be made pursuant to Section 6.5(e) of the LLC Agreement; (c) upon the exercise, exchange or conversion of any Convertible Securities (i) that are outstanding as of the date of the Subscription Agreement as described in Section 3.1(c) of the Subscription Agreement, provided such exercise, exchange or conversion is effected pursuant to the terms of such securities as is in effect on the date of the Subscription Agreement; or (ii) that were issued as part of a Subsequent Offering that was offered to the Investor in accordance with Section 3.1 (including Section 3.1 under the Original Agreement), to the extent required by that section; (d) pursuant to employee, advisor, director or advisory board compensation arrangements, including stock option or other equity based compensation plans, in each case, that have been approved by the Board of Directors; (e) as a result of the consolidation or subdivision of any securities of Tricon or its Subsidiaries, or as special distributions, stock dividends or payments in kind or similar transactions for which an adjustment to the Exchange Price is required to be made pursuant to Section 6.5(e) of the LLC Agreement (or otherwise would have been required to be made but for the de minimus exception of an adjustment of less than $0.01 set out in Section 6.5(e)(vi) of the LLC Agreement); (f) as a bona fide commission or finder’s fee paid to a third party on arm’s length terms approved by a majority of the disinterested members of the Board of Directors; (g) pursuant to the Shareholder Rights Plan or any similar shareholder rights plan approved by a majority of the disinterested members of the Board of Directors; (h) pursuant to the DRIP; (i) to the Investor or its Affiliates; or (j) pursuant to the Subscription Agreement;
“Exercise Notice” has the meaning given to such term in Section 3.1(c);
“Exercise Notice Period” has the meaning given to such term in Section 3.1(c);
“Extraordinary Transaction” has the meaning given to such term in Section 5.3(a)(iii);
“FINRA” means the Financial Industry Regulatory Authority;
“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal, local or other government, governmental department, agency, arbitrator, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory or self-regulatory authority, including securities regulatory authorities and stock exchanges including the TSX, the NYSE and any other exchange on which the securities of Tricon are listed or posted for trading;
“Investor” has the meaning given to such term in the recitals hereto;
“Investor Group” has the meaning given to such term in Section 6.10;
“Investor Indemnified Parties” has the meaning given to such term in Section 4.7(a);
“Investor Members” means (a) the Investor, (b) any Affiliate of Investor that, after the Original Date, acquires (or acquired) Registrable Shares or Preferred Units in accordance with the terms hereof (or of the Original Agreement), and (c) any other transferee of any of the foregoing Persons to whom Preferred Units are distributed or transferred in accordance with Section 5.5 or to whom Registrable Shares are distributed or transferred, in each case of this clause (c) to the extent such transferee is a permitted assignee pursuant to Section 6.3;
“Investor Nominee” has the meaning given to such term in Section 2.1(a);
“Investor Related Parties” has the meaning given to such term in Section 6.9;
“Issuer” has the meaning given to such term in the recitals hereto;
“Issuer Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the U.S. Securities Act, relating to an offer of the Registrable Shares;
“Laws” means any and all federal, state, provincial, regional, national, foreign, local, municipal or other laws, statutes, acts, treaties, constitutions, principles of common law, resolutions, ordinances, proclamations, directives, codes, edicts, Orders, rules, regulations, rulings or requirements or other legally binding directives or guidance issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and includes Securities Laws;

“LLC Agreement” means the amended and restated limited liability company agreement of the Issuer, dated as of the Original Date, as amended, supplemented, restated, converted, exchanged or replaced from time to time;
“Management Nominees” has the meaning given to such term in Section 2.1(b);
“Maximum Offering Size” has the meaning given to such term in Section 4.2(d):
“MJDS” means the multijurisdictional disclosure system adopted by the SEC and the Canadian Securities Commissions or any successor multijurisdictional disclosure system adopted by the SEC and the Canadian Securities Commissions from time to time;
“NYSE” means the New York Stock Exchange or any successor thereto;
“Ontario Act” means the Securities Act (Ontario);
“Order” means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Law;
“Original Agreement” has the meaning given to such term in the recitals hereto;
“Original Date” has the meaning given to such term in the recitals hereto;
“Ownership Certificate” has the meaning given to such term in Section 5.6;
“Participation Right” has the meaning given to such term in Section 3.1(b);
“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock company, limited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity;
“PFIC” has the meaning given to such term in Section 5.11;
“Piggyback Notice” has the meaning given to such term in Section 4.4(a);
“Piggyback Registration” has the meaning given to such term in Section 4.4(a);
“Piggyback Request” has the meaning given to such term in Section 4.4(a);
“Preferred Units” shall mean the Preferred Units of the Issuer having the powers, preferences, rights, qualifications, limitations and restrictions set forth in the LLC Agreement;
“Prospectus” means a Canadian Prospectus or a U.S. Prospectus, as the case may be;
“Prospectus Supplement” means a supplement to a U.S. Prospectus or a Canadian Prospectus Supplement, as the case may be;
“Purchased Preferred Units” means 240,000 Preferred Units issued to the Investor pursuant to the Subscription Agreement, and including any Preferred Units directly or indirectly issued or issuable with respect to the foregoing by way of unit distribution or unit split or in connection with a combination of units, recapitalization, merger, consolidation or other reorganization;
“Registrable Shares” means any Common Shares that any Investor Member has acquired or has the right to acquire upon exchange of the Purchased Preferred Units or upon the exercise of the Participation Right; provided that all Common Shares directly or indirectly issued or issuable with respect to any of the foregoing by way of share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization shall also be deemed Registrable Shares;
“Registration” means a Canadian Registration or a U.S. Registration, as the case may be;
“Representatives” means the directors, officers, general and current or prospective limited partners, managers, members, employees, advisors, agents, insurers (including brokers and re-insurers), equityholders, actual or potential sources of debt or equity financing and other representatives (including attorneys, accountants, consultants and financial advisors), in each case, of the Investor and its Affiliates, any Investor Nominee and, solely with respect to Section 5.7, any bona fide prospective purchaser of Registrable Shares or Preferred Units;
“Restricted Period” means the period beginning on the Original Date and terminating on the date that is the third anniversary of the Original Date;
“Rule 144” means Rule 144 under the U.S. Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC;
“SEC” means the United States Securities and Exchange Commission;
“Securities Commissions” means the Canadian Securities Commissions and/or the SEC, as the case may be;
“Securities Laws” means the Canadian Securities Acts, the U.S. Securities Act and the U.S. Exchange Act;
“Selling Expenses” means any and all underwriters’ discounts and commissions and applicable transfer taxes;
“Shareholder Approval” has the meaning given to such term in Section 5.13;
“Shareholder Rights Plan” means the second amended and restated shareholder rights plan of Tricon dated May 6, 2019, as amended, supplemented, restated, converted, exchanged or replaced from time to time, but only for so long as such plan remains in effect;
“Standstill” has the meaning given to such term in Section 5.3;
“Standstill Period” means the period beginning on the Original Date and terminating on the latest to occur of: (a) the date that is 18 months after the Original Date; and (b) the date that is three months following the date on which no Investor Nominee serves on the Board of Directors;
“Subscription Agreement” has the meaning given to such term in the recitals hereto;

“Subsequent Offering” has the meaning given to such term in Section 3.1(a);
“Subsequent Offering Notice” has the meaning given to such term in Section 3.1(a);
“Subsidiary” means, as to any Person, any corporation or other entity of which: (a) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; (b) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes;
“Suspension Period” has the meaning given to it in Section 4.2(f);
“Transaction Agreements” means this Agreement, the LLC Agreement, the Subscription Agreement, the Exchange Agreement, the Guarantee Agreements and the Promissory Note;
“Transfer” includes any direct or indirect transfer, sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, granting of any option, right or warrant to purchase (including any short sale, put option or call option) or other disposition;
“Tricon” has the meaning given to such term in the recitals hereto;
“Tricon Indemnified Parties” has the meaning given to such term in Section 4.7(b);
“TRS” has the meaning given to such term in Section 5.12;
“TSX” means the Toronto Stock Exchange or any successor thereto;
“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;
“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
“U.S. Prospectus” means (i) the prospectus included in any U.S. Registration Statement (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective U.S. Registration Statement in reliance upon Rule 430A promulgated under the U.S. Securities Act), as amended or supplemented by any prospectus supplement, relating to Registrable Shares, and all other amendments and supplements to the prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus and (ii) any Issuer Free Writing Prospectus;
“U.S. Registration” means a registration under the U.S. Securities Act of the offer and sale to the public of any Registrable Shares under a U.S. Shelf Registration Statement.;

“U.S. Registration Statement” means any registration statement of Tricon filed with the SEC under the U.S. Securities Act which covers any of the Registrable Shares, including any U.S. Prospectus, U.S. Shelf Registration Statement, amendments and supplements to such U.S. Registration Statement, including post-effective amendments, all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such U.S. Registration Statement.
“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
“U.S. Securities Laws” means all U.S. federal and state securities Laws, including the U.S. Exchange Act and the U.S. Securities Act;
“U.S. Shelf Offering” has the meaning given to such term in Section 4.2(c):
“U.S. Shelf Registration” has the meaning given to such term in Section 4.1(b)(i);
“U.S. Shelf Registration Request” has the meaning given to such term in Section 4.1(b)(i);
“U.S. Shelf Registration Statement” means a U.S. Registration Statement on Form S-3 or Form F-3 (or any successor form or other appropriate form under the U.S. Securities Act) filed with the SEC for an offering to be made on a continuous or delayed basis pursuant to Rule 415 under the U.S. Securities Act covering Registrable Shares; provided, that to the extent Tricon is a WKSI, a “U.S. Shelf Registration Statement” shall be deemed to refer to an automatic shelf registration statement (as defined in Rule 405 under the U.S. Securities Act) on Form S-3 or Form F-3; provided, further, that a “U.S. Shelf Registration Statement” shall also be deemed to refer to a U.S. Shelf Registration Statement on Form F-10 under the U.S. Securities Act for an offering to be made on a continuous or delayed basis pursuant to the MJDS;
“U.S. Shelf Take-Down” has the meaning given to such term in Section 4.2(c):
“Valid Business Reason” has the meaning given to it in Section 4.2(f); and
“WKSI” means a well-known seasoned issuer as defined in Rule 405 under the U.S. Securities Act.
1.2    Defined Terms in the LLC Agreement
Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the LLC Agreement as in effect on the Original Date.
1.3    Rules of Construction
Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:
(a)    the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof and include any schedules or exhibits thereto;
(b)    references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section to this Agreement;
(c)    the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;
(d)    words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;
(e)    the word “including” is deemed to mean “including without limitation”;
(f)    the terms “party” and “the parties” refer to a party or the parties to this Agreement;
(g)    any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;
(h)    any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;
(i)    all dollar amounts refer to currency of Canada;
(j)    the word “day” means calendar day unless Business Day is expressly specified;
(k)    any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends;
(l)    whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day; and
(m)    any reference to the exercise of the Participation Right shall be construed to include any exercise of the Participation Right hereunder or under the Original Agreement.
1.4    Entire Agreement
The Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral, including the Confidentiality Agreement (which was concurrently terminated with the execution of the Original Agreement and is of no further force and effect). There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the Transaction Agreements.
1.5    Time of Essence
Time shall be of the essence of this Agreement.
1.6    Governing Law and Submission to Jurisdiction
(a)    This Agreement and all matters, claims or actions (whether at law, in equity, in contract, in tort or otherwise) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles.
(b)    All matters, claims or actions arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over any matter, claim or action, any state or federal court within the State of Delaware) and appellate courts therefrom and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such matter, claim or action and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such matter, claim or action. The consents to jurisdiction and venue set forth in this Section 1.6(b) shall not constitute general consents to service of process in the State of Delaware, shall have no effect for any purpose except as provided in this Section 1.6(b) and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any matter, claim or action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 6.1 of this Agreement. The parties hereto agree that a final judgment in any such matter, claim or action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided that, nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.
(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY MATTER, CLAIM OR ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF

THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY MATTER, CLAIM OR ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 1.6(c).
1.7    Severability
If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
1.8    Certain Terminology
For the purposes of this Agreement, the terms and phrases “acting jointly or in concert”, “beneficial ownership”, “take-over bid” and “issuer bid” (or grammatical variations thereof) shall have the meanings given to them under applicable Canadian Securities Acts, “take-over bid” shall include a tender offer or exchange offer conducted pursuant to applicable U.S. Securities Laws and for purposes of determining whether a take-over bid has been made under NI 62-104, beneficial ownership shall be determined after giving effect to any applicable Exchange Cap.
1.9    Schedules
The following Schedules are attached to and form an integral part of this Agreement:

Schedule A	–	Registration Procedures
ARTICLE 2
BOARD NOMINATION RIGHTS
2.1    Board of Directors Nominees
(a)    Subject to Section 2.2, the Investor shall be entitled to designate one nominee (an “Investor Nominee”) for election to the Board of Directors, for so long as the Beneficial Ownership Requirement is satisfied. The Investor Nominee must be an individual who meets the qualification requirements to serve as a director under the Act and the rules of the TSX and the NYSE. The parties acknowledge that the initial Investor Nominee is Frank Cohen, who was determined to be independent by the Board of Directors and was appointed to the Board of Directors as of the Original Date.
(b)    Tricon shall, and shall cause its Representatives to, use their commercially reasonable efforts to ensure that the Investor Nominee is elected to the Board of Directors, including by (i) recommending and reflecting such recommendation in any management information circular relating to any meeting where directors of Tricon are elected (or submit to shareholders by written consent, if applicable) that the shareholders of Tricon vote to elect the Investor Nominee to the Board of Directors for a term of office expiring at the closing of the subsequent annual meeting of the shareholders of Tricon; and (ii) soliciting and obtaining proxies in favour of and otherwise supporting his or her election, each in a manner no less favourable than the manner in which Tricon supports its own nominees selected by the Board of Directors (the “Management Nominees”) for election to the Board of Directors. For any meeting (or written consent in lieu of meeting) of Tricon’s shareholders for the election of members to the Board of Directors, the Board of Directors shall not nominate, in the aggregate, a number of nominees greater than the number of members of the Board of Directors.
(c)    At least 10 Business Days prior to designating an individual as the Investor Nominee (other than Frank Cohen), the Investor will discuss the identity of any proposed Investor Nominee with Tricon; provided that the Investor Nominee shall not be subject to Tricon’s approval. Following such discussion, but at least 60 days prior to any meeting of shareholders at which directors of Tricon are to be elected or within 10 days of being notified of the record date for such a meeting, the Investor shall advise Tricon of the identity of the Investor Nominee; provided that any such Investor Nominee shall be an executive of the Investor or any Affiliate thereof who holds a position that is at least as senior as senior managing director in the Blackstone Real Estate Business (as defined below). If the Investor does not advise Tricon of the identity of an Investor Nominee prior to such deadline, then the Investor will be deemed to have nominated its incumbent nominee unless the Investor notifies Tricon in writing that it does not wish to nominate an Investor Nominee for such election.
(d)    In the event that an Investor Nominee is not duly elected to the Board of Directors or shall cease to serve as a director of Tricon, whether due to such Investor Nominee’s death, disability, resignation or removal (including failure to be elected by Tricon’s shareholders or being required to resign in accordance with Tricon’s majority voting policy), Tricon shall cause the Board of Directors to promptly appoint an Investor Nominee designated by the Investor to fill the vacancy created by such death, disability, resignation or removal, or, where the first Investor Nominee was not duly elected, to promptly increase the size of the Board of Directors and fill the vacancy thereby with an Investor Nominee, provided that the Investor remains eligible to designate an Investor Nominee in accordance with Section 2.1(a) and that the replacement Investor Nominee meets the qualification requirements to serve as a director under the Act and the rules of the TSX and the NYSE.
(e)    Without limitation of Section 2.1(g), the Investor Nominee shall be reimbursed for all expenses related to such service on the Board of Directors consistent with Tricon’s policies for director reimbursement. Except to the extent the Investor may otherwise notify Tricon, the Investor Nominee shall be entitled to compensation consistent with the compensation received by other non-employee independent members of the Board of Directors, including any fees and equity awards provided, that (x) to the extent any director compensation is payable in the form of equity awards at the election of the Investor Nominee, in lieu of any equity award, such compensation shall be paid in an amount of cash equal to the value of the equity award as of the date of the award, with any such cash subject to the same vesting terms, if any, as the equity awarded to other directors and (y) at the election of the Investor Nominee, any director compensation (whether cash, equity awards and/or cash in lieu of equity as may be designated by the Investor Nominee) shall be paid to the Investor or an Affiliate thereof specified by the Investor Nominee rather than to the Investor Nominee. If Tricon adopts a policy that directors own a minimum amount of equity in Tricon, the Investor Nominee shall not be subject to such policy.
(f)    It is acknowledged by the Investor that the Investor Nominee will be required to comply with all governance policies of Tricon that are generally applicable to all members of the Board of Directors, including Tricon’s majority voting policy.
(g)    The Investor Nominee shall be entitled to the same rights and privileges applicable to all other members of the Board of Directors generally or to which all such members of the Board of Directors are entitled. In furtherance of the foregoing, Tricon shall enter into an indemnification agreement with the Investor Nominee in a form substantially similar to Tricon’s form director indemnification agreement and provide the Investor Nominee with director and officer insurance to the same extent it indemnifies and provides insurance for the other members of the Board of Directors pursuant to the constating documents of Tricon, applicable Laws or otherwise. Tricon acknowledges and agrees that it shall be the indemnitor of first resort with respect to any indemnification, advancement of expenses and/or insurance provided for in Tricon’s constating documents and/or any indemnification agreement entered into between Tricon and the Investor Nominee, as applicable (such that Tricon’s obligations to such indemnitee are primary).
(h)    So long as the Investor is entitled to designate an Investor Nominee, the prior written consent of the Investor shall be required to adopt any additional qualifications of a director to be imposed upon an Investor Nominee, other than those required by the Tricon’s constating documents as in effect on the Original Date or those generally applicable to all directors.
(i)    To the maximum extent permitted by Law, Tricon renounces any interest or expectancy in, or any right to be offered an opportunity to participate in, business opportunities or classes or categories of business opportunities that are developed by or presented to the Investor Nominee, even if the opportunity is one that Tricon or any of its Subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and the Investor Nominee shall not have any duty to communicate or offer such business opportunity to Tricon or any of Tricon’s Affiliates. Notwithstanding the foregoing, if the Investor Nominee is offered an opportunity expressly in his or her capacity as a member of the Board of Directors, he or she shall be obligated to communicate such opportunity to Tricon.
2.2    Expiry of Board Nomination
The rights granted to the Investor and the obligations of Tricon under this Article 2 shall terminate and be of no further force or effect on the first day following the date on which the Beneficial Ownership Requirement is no longer satisfied.
ARTICLE 3
PARTICIPATION RIGHT
3.1    Participation Right
(a)    Subject to Section 3.2, Tricon agrees that if Tricon proposes to issue any Common Shares or Convertible Securities, other than pursuant to an Exempt Issuance (any such issuance, a “Subsequent Offering”), then Tricon shall, so long as the Beneficial Ownership Requirement is met, provide a written notice (the “Subsequent Offering Notice”) to the Investor Members as far in advance as reasonably practicable (but not later than the 10th Business Day prior to the planned date of commencement of such offering, issuance or sale; provided that if such proposed Subsequent Offering is to be effected as a “bought deal”, Tricon shall promptly upon the initial communication relating to a proposed “bought deal” with a prospective underwriter notify the Investor Members of the substance of such communication and shall consistently update the Investor Members on all material developments with respect thereto) setting out: (i) the number of Common Shares or Convertible Securities proposed to be issued; (ii) the material terms and conditions of any Convertible Securities proposed to be issued and any other terms and conditions of such Subsequent Offering (including, in the case of a Registration and to the extent possible, a copy of the related draft Prospectus and U.S. Registration Statement, if applicable); (iii) the subscription price per Common Share or Convertible Security proposed to be issued by Tricon under such Subsequent Offering, as applicable (and, in the case of a Subsequent Offering for consideration in whole or in part other than cash, the fair market value thereof as reasonably determined by the Board) and (iv) the proposed closing date for the issuance of Common Shares or Convertible Securities to the Investor Members, assuming exercise of the Participation Right by the Investor Members, which closing date shall be at least 10 Business Days following the date of such notice, or such other date as Tricon and the Investor Members may agree.

(b)    Subject to Section 3.1(c) and Section 3.2 and the receipt of all required regulatory approvals and compliance with applicable Laws, Tricon agrees that each Investor Member has the right (the “Participation Right”), upon receipt of a Subsequent Offering Notice, to subscribe for and to be issued, on the same terms and conditions (but in any event at the same price per security received by Tricon in such Subsequent Offering, net of any applicable underwriter discounts) of such Subsequent Offering (provided that such Investor Member’s purchase price shall be paid in cash regardless of the form of consideration paid in the Subsequent Offering):
(i)    in the case of a Subsequent Offering of Common Shares, such number of Common Shares that will allow such Investor Member to maintain the As-Exchanged Ownership of such Investor Member immediately prior to completion of the Subsequent Offering; and
(ii)    in the case of a Subsequent Offering of Convertible Securities, such number of Convertible Securities that will (assuming conversion or exchange of all of the Convertible Securities issued in connection with the Subsequent Offering and the Convertible Securities issuable pursuant to this Section 3.1) allow such Investor Member to maintain the As-Exchanged Ownership of such Investor Member immediately prior to the completion of the Subsequent Offering, in each case, for greater certainty, after giving effect to any Common Shares or Convertible Securities acquired by such Investor Member as part of the Subsequent Offering, other than pursuant to the exercise of the Participation Right.
(c)    Subject to Section 3.2, if an Investor Member wishes to exercise the Participation Right in respect of a particular Subsequent Offering, such Investor Member shall give written notice to Tricon (the “Exercise Notice”) of the exercise of such right and of the number of Common Shares or Convertible Securities, as applicable, that such Investor Member wishes to purchase (subject to the limits prescribed by Section 3.1(b)), within seven Business Days (or, in the case of a subsequent Offering that is a public offering in a “bought deal”, three Business Days) after the date of receipt of the Subsequent Offering Notice (the “Exercise Notice Period”), provided that if an Investor Member does not so provide such Exercise Notice prior to the expiration of the Exercise Notice Period, such Investor Member will not be entitled to exercise the Participation Right in respect of such Subsequent Offering. Each Exercise Notice delivered by an Investor shall set forth the aggregate number of each class of securities of Tricon beneficially owned or controlled by the applicable Investor Member as of the date of such Exercise Notice.
(d)    If Tricon receives a valid Exercise Notice from an Investor Member within the Exercise Notice Period, then Tricon shall issue to such Investor Member against payment of the subscription price payable in respect thereof set forth in the Subsequent Offering Notice, that number of Common Shares or Convertible

Securities, as applicable, set forth in the Exercise Notice, subject to the receipt of all required regulatory and other approvals on terms and conditions satisfactory to Tricon, acting reasonably, which approvals Tricon shall use commercially reasonable efforts to obtain (other than any shareholder approvals which Tricon shall not under any circumstances be required or obliged to obtain), and subject to compliance with applicable Laws and to the limits prescribed by Section 3.1(b). Each Investor Member acknowledges and agrees that such Common Shares or Convertible Securities may be subject to restrictions on transfer pursuant to applicable Securities Laws. Accordingly, each Investor Member acknowledges and agrees that prior to the expiry of any applicable hold period under applicable Securities Laws, the certificates (if any) representing such Common Shares or Convertible Securities will bear such legend or legends as may, in the reasonable opinion of counsel to Tricon, be necessary in order to avoid a violation of any Securities Laws or to comply with the requirements of the TSX, the NYSE or any other exchange on which the Common Shares or Convertible Securities are listed or posted for trading, provided that if, at any time, in the reasonable opinion of counsel to Tricon, such legends are no longer necessary in order to avoid a violation of any such Laws, or the holder of any such legended certificate, at the holder’s expense, provides Tricon with evidence reasonably satisfactory in form and substance to Tricon (which may include an opinion of counsel satisfactory to Tricon) to the effect that such holder is entitled to sell or otherwise transfer such Common Shares or Convertible Securities in a transaction in which such legends are not required, such legended certificate may thereafter be surrendered to Tricon in exchange for a certificate which does not bear such legend.
(e)    The closing of the exercise of the Participation Right of each Investor Member will take place on the closing date set out in the Subsequent Offering Notice, which shall be, to the extent practicable, concurrent with the related issuance pursuant to the Subsequent Offering and, if not practicable, as soon as practicable thereafter. If the closing of the exercise of the Participation Right has not been completed by the 90th day following the receipt of the Subsequent Offering Notice (or such earlier or later date as the parties may agree), provided that Tricon has used its commercially reasonable efforts to obtain all required regulatory and other approvals (other than any shareholder approvals, which Tricon shall not under any circumstances be required or obliged to obtain unless shareholder approval is otherwise required in connection with the Subsequent Offering), then each Investor Member may choose to withdraw its Exercise Notice, in which case Tricon will have no obligation to issue any Common Shares or Convertible Securities, as applicable, to such Investor Member pursuant to such exercise of the Participation Right. If an Investor Member does not timely elect to exercise its Participation Right in full, then Tricon shall be free for a period of 90 days following the expiration of the Exercise Notice Period to sell the Common Shares or Convertible Securities the subject of the Subsequent Offering Notice on terms and conditions not materially more favorable to the purchasers thereof (but in any event with a price no less than those offered to the Investor in the Subsequent Offering Notice); provided that any Common Shares or Convertible Securities offered or sold by Tricon after such 90-day period, or any Common Shares or

Convertible Securities offered or sold by Tricon during such 90-day period on terms and conditions materially more favorable to the purchasers thereof (or in any event with a price less) than those offered to the Investor Members in the Subsequent Offering Notice, must, in either case, be reoffered to the Investor Members pursuant to this Section 3.1 as though it were a new Subsequent Offering.
(f)    If Tricon is paying the costs and expenses incurred by purchasers of Common Shares or Convertible Securities (other than pursuant to this Section 3.1(f)) in connection with any Subsequent Offering, Tricon shall also pay a proportionate amount of the costs and expenses incurred by the Investor Members in connection with such Subsequent Offering, on substantially similar terms.
(g)    The election by an Investor Member not to exercise its Participation Right under this Section 3.1 in any one instance shall not affect its right as to any subsequent proposed issuance.
(h)    In the case of an issuance subject to this Section 3.1 for consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the fair market value thereof as reasonably determined in good faith by the Board of Directors.
3.2    Participation Right Limitations
Notwithstanding anything to the contrary in this Agreement, unless Tricon has obtained the Requisite Shareholder Approval, which Tricon shall not under any circumstances be required or obliged to obtain, an Investor Member will not be permitted to exercise the Participation Right to the extent such exercise would result in (i) such Investor Member becoming an Acquiring Person provided that the Shareholder Rights Plan is still in effect at the time of the exercise of such Participation Right and its application thereto has not been waived, or (ii) such Investor Member, together with any of its Affiliates or other Persons acting jointly or in concert with such Investor Member, beneficially owning or exercising control or direction over more than 19.99% of the issued and outstanding Common Shares (after giving effect to any applicable Exchange Cap).
3.3    Expiry of Participation Right
The Participation Right and the obligations of Tricon under this Article 3 shall terminate and be of no further force or effect on the first day following the date on which the Beneficial Ownership Requirement is no longer met.
3.4    Filing of Form 72-503F
Tricon shall promptly file a Form 72-503F – Report of Distributions Outside Canada, within the time frame and form required by OSC Rule 72-503, in each case where securities are issued to the Investor Members pursuant to the Participation Right if such issuance is (i) not qualified by a Canadian Prospectus that is a “final prospectus” or registered pursuant to an effective U.S. Registration Statement and (ii) an Investor Member is, at the time of that issuance, outside Canada.
ARTICLE 4
REGISTRATION RIGHTS
4.1    Shelf Registration Filing and Maintenance
(a)    Filing and Maintaining a Canadian Base Shelf Prospectus
(i)    Following a request by any Investor Member, Tricon shall use commercially reasonable efforts to as promptly as practicable prepare and file with the applicable Canadian Securities Commissions a preliminary and final Canadian Base Shelf Prospectus (or amend and restate a Canadian Base Shelf Prospectus that is already filed) to effect a Canadian Registration of all or part of its Registrable Shares in one or more Canadian jurisdictions selected by such Investor Member.
(ii)    Tricon shall use commercially reasonable efforts to (i) obtain a receipt from the Canadian Securities Commissions for the preliminary and final Canadian Base Shelf Prospectus filed pursuant to Section 4.1(a)(i) and any amendment, supplement and renewals thereof and (ii) renew such Canadian Base Shelf Prospectus by filing and obtaining a receipt for a preliminary and final Canadian Base Shelf Prospectus, such that the Canadian Base Shelf Prospectus (subject to the filing of a Canadian Prospectus Supplement in respect of a particular distribution) is useable for the resale of Registrable Shares in one or more Canadian jurisdictions selected by the Investor Members until such time as the Demand Registration rights and Piggyback Registration rights granted to the Investor Members are terminated pursuant to Section 4.8 or Tricon is no longer eligible to maintain a Canadian Base Shelf Prospectus, including, in each case, by filing successive replacement or renewal Canadian Base Shelf Prospectuses upon the expiration of such Canadian Base Shelf Prospectus.
(b)    Filing and Maintaining a U.S. Shelf Registration
(i)    Following a request by any Investor Member (a “U.S. Shelf Registration Request”), if Tricon qualifies for the use of a U.S. Shelf Registration Statement, Tricon shall use commercially reasonable efforts to as promptly as practicable prepare and file with the SEC a U.S Shelf Registration Statement providing for the registration of, and the sale in the United States on a continuous or delayed basis of, the Registrable Shares held by the Investor Members (any such U.S. Registration, a “U.S. Shelf Registration”).
(ii)    Upon filing any U.S. Shelf Registration Statement, Tricon shall use its commercially reasonable efforts to keep such U.S. Shelf Registration

Statement effective with the SEC at all times and to re-file such U.S. Shelf Registration Statement upon its expiration, and to cooperate in any U.S. Shelf Take-Down, whether or not underwritten, by amending or supplementing any U.S. Prospectus related to such U.S. Shelf Registration Statement as may be reasonably requested by any Investor Member or as otherwise required, until such time as all Registrable Shares that could be sold in such U.S. Shelf Registration have been sold or are no longer outstanding.
(iii)    To the extent Tricon is a WKSI at the time any U.S. Shelf Registration Request is submitted to Tricon requesting that Tricon file a U.S. Shelf Registration on Form S-3 or Form F-3, as applicable, the U.S. Shelf Registration Request may require that such U.S. Shelf Registration Statement cover the U.S. Registration of an unspecified amount of Registrable Shares to be sold by unspecified Investor Members and Tricon shall file an automatic shelf registration statement (as defined in Rule 405 under the U.S. Securities Act) on Form S-3 or Form F-3 (an “Automatic Shelf Registration Statement”) in accordance with the requirements of the U.S. Securities Act. If on the date of the U.S. Shelf Registration Request Tricon is not a WKSI, then the U.S. Shelf Registration Request shall specify the aggregate amount of Registrable Shares to be registered. Tricon shall provide to the Investor Members the information necessary to determine Tricon’s status as a WKSI upon request.
(iv)    Tricon shall use its commercially reasonable efforts to remain a WKSI (and not to become an ineligible issuer (as defined in Rule 405 under the U.S. Securities Act)) during the period during which any Automatic Shelf Registration Statement is effective. If at any time following the filing of an Automatic Shelf Registration Statement when Tricon is required to re-evaluate its WKSI status Tricon determines that it is not a WKSI, Tricon shall use its commercially reasonable efforts to post-effectively amend the Automatic Shelf Registration Statement to a U.S. Shelf Registration on Form F-3 or file a new U.S. Registration Statement on Form F-3 or, if such form is not available, Form F-1, have such U.S. Shelf Registration declared effective by the SEC and keep such U.S. Registration Statement effective during the period during which such U.S. Shelf Registration is required to be kept effective in accordance with Section 4.1(b)(ii).
(c)    MJDS Form F-10. Following a U.S. Shelf Registration Request, if Tricon elects to file a U.S. Shelf Registration on Form F-10, then Tricon may elect to:
(i)    prepare and file a preliminary Canadian Base Shelf Prospectus to qualify the distribution of Registrable Shares to the public by the Investor Members in each of the provinces and territories of Canada in accordance with the Canadian Securities Acts (provided that the names and other required information relating to the Investor Members eligible to make sales of Registrable Shares, and the maximum number of Registrable Shares which may be sold by each such Investor Member, and any other required information relating to Investor Members, need only be included in a subsequent Canadian Prospectus Supplement, subject to the requirements under the Canadian Securities Acts);
(ii)    use its commercially reasonable efforts to, as promptly as practicable, facilitate the completion of the review of such Canadian Prospectus by the Canadian Securities Authorities, have a final receipt issued therefore in conformity with Canadian Securities Acts, and maintain the availability of such Canadian Prospectus, or a subsequently filed Canadian Prospectus, to facilitate sales of Registrable Shares by Investor Members in each of the provinces and territories of Canada in conformity with the Canadian Securities Acts; and
(iii)    prepare and file a U.S. Registration Statement on Form F-10 under the U.S. Securities Act to register offers and sales of Registrable Shares that are qualified for distribution in Canada under the Canadian Base Shelf Prospectus in accordance with the terms of this Agreement, and use its commercially reasonable efforts to cause such U.S. Registration Statement to become or be declared effective by the SEC, and maintain the availability of such U.S. Registration Statement, or a subsequently filed Form F-10 Registration Statement, to facilitate sales of Registrable Shares by Investor Members under the U.S. Securities Act in accordance with the terms of this Agreement.
4.2    Demand Registrations
(a)    Demand Registration. At any time, an Investor Member may request Tricon to use commercially reasonable efforts to effect a Registration of all or part of its Registrable Shares (such Registration being hereinafter referred to as a “Demand Registration”) by filing a U.S. Registration Statement or effecting a U.S. Shelf Take-Down under the U.S. Securities Act and/or filing a Canadian Prospectus (including, after the filing of a Canadian Base Shelf Prospectus, a Canadian Prospectus Supplement) under the Canadian Securities Acts of the jurisdictions selected by such Investor Member. Any such request shall be made by notice in writing (a “Demand Registration Request”) to Tricon. Subject to Section 4.2(d), Tricon shall be entitled to include for sale in any Registration Statement or any Canadian Prospectus filed pursuant to a Demand Registration any securities of Tricon to be sold by Tricon for its own account. Tricon shall as soon as reasonably practical, and in any event within (i) 45 days of receipt of a Demand Registration Request for a U.S. Registration, file a U.S. Registration Statement (or, if there is an effective U.S. Shelf Registration Statement covering Registrable Shares, if requested by an Investor Member, effect a U.S. Shelf Take-Down) or (ii) 25 days of receipt of a Demand Registration Request for a Canadian Registration, file a Canadian Prospectus (or, if after the filing of a Canadian Base Shelf Prospectus, if requested by an Investor Member, within 10 days of receipt of a Demand Registration Request, file a Canadian Prospectus Supplement) under the Canadian Securities Acts of the jurisdictions selected by such Investor Member, in each case, covering all of the Registrable Shares that such Investor

Member requested to be registered and, as applicable, any securities offered by Tricon for its own account, and use its commercially reasonable efforts to, in the case of a U.S. Registration, cause such U.S. Registration Statement to be declared effective (or to cause it to be automatically effective) and, in the case of a Canadian Registration, cause a receipt to be issued for such Canadian Prospectus, in either case as soon as reasonably practicable.
(b)    Procedures. Tricon and the Investor Members shall cooperate in a timely manner in connection with any distribution of Registrable Shares pursuant to this Agreement and the procedures in Schedule A shall apply. Without the prior written consent of the Investor Member making the Demand Registration Request, no other equityholder of Tricon other than another Investor Member may include securities in any Demand Registration.
(c)    U.S. Shelf Take-Downs. At any time that a U.S. Shelf Registration Statement covering Registrable Shares is effective, if any Investor Member delivers a Demand Registration Request stating that it intends to effect an offering of all or part of its Registrable Shares included by it on the U.S. Shelf Registration Statement (a “U.S. Shelf Offering”), then Tricon shall promptly upon receipt thereof (and in any event within 10 Business Days thereafter, or such shorter period as may be reasonably requested in connection with an underwritten “block trade” provided such period is at least 48 hours) amend or supplement the U.S. Shelf Registration Statement and related U.S. Prospectus as may be necessary in order to enable such Registrable Shares to be distributed pursuant to the U.S. Shelf Offering (a “U.S. Shelf Take-Down”).
(d)    Cut-Backs. If the lead underwriter or underwriters in any underwritten Demand Registration advise Tricon in writing that the inclusion of all the securities requested to be included in a Demand Registration, including securities offered by Tricon for its own account, as applicable, may have an adverse effect on the distribution or sales price of the securities being offered unless the number of such securities is reduced (such reduced offering size, the “Maximum Offering Size”), Tricon will include in such Registration, in the following priority, in the aggregate up to the Maximum Offering Size: first, all Registrable Shares requested to be registered in the Demand Registration by the Investor Members, and second, securities offered by Tricon for its own account.
(e)    Limits. Tricon shall not be obliged to effect:
(i)    more than two Demand Registrations in any one 12-month period; provided, however, that a request for a Canadian Base Shelf Prospectus or a U.S. Registration shall not count as a Demand Registration, in either case, (A) unless a Prospectus Supplement is filed in connection with a concurrent distribution pursuant to a Canadian Base Shelf Prospectus or a U.S. Shelf Registration Statement, (B) in the case of a U.S. Registration, if the U.S. Registration Statement relating thereto is not maintained effective for the period required pursuant to this Agreement or (C) if Tricon is not required to either (x) enter into an underwriting agreement, purchase agreement, lock-up agreement or other similar agreement or (y) take the actions described in Section 1(t) of Schedule A hereto; provided, further, that a Registration shall not be deemed “effected” for purposes of this section until such time as (A) in the case of a Canadian Registration, either (x) a receipt has been issued by, or deemed to be issued by, the applicable Canadian Securities Commission for a final Prospectus pursuant to which the Registrable Shares are to be distributed, or (y) a Prospectus Supplement in connection with a Canadian Base Shelf Prospectus is filed pursuant to which the Registrable Shares are to be distributed or (B) in the case of a U.S. Registration (other than on a U.S. Shelf Registration Statement), the U.S. Registration Statement relating thereto becomes effective or, in the case of a U.S. Shelf Registration Statement, the Prospectus Supplement in connection therewith is filed pursuant to which the Registrable Shares are to be distributed; provided however, that if an Investor Member withdraws, or does not pursue a request for a Demand Registration after (x) filing a preliminary Prospectus pursuant to which the Registrable Shares are to be distributed, or (y) the entering into of an enforceable bought deal letter or an underwriting or agency agreement in connection with the Demand Registration, then such Demand Registration shall be deemed to be effected;
(ii)    a Demand Registration in respect of (A) a number of Registrable Shares that is expected to result in gross proceeds of less than $50 million to the Investor Members or (B) all of the Registrable Shares owned by any Investor Member at such time; or
(iii)    a Demand Registration before the 90th day following the date on which (A) a U.S. Registration Statement in connection with another Demand Registration (other than pursuant to a U.S. Shelf Registration Statement) became effective or an underwritten U.S. Shelf Take-Down was consummated or (B) a receipt was issued to Tricon with respect to any final Canadian Prospectus filed by Tricon (provided such Prospectus is not a Canadian Base Shelf Prospectus) in connection with another Demand Registration.
(f)    Tricon may postpone the filing, effectiveness or use (but not the preparation) of a U.S. Registration Statement or Prospectus (or Prospectus Supplement, as applicable) to effect a Demand Registration (a “Suspension Period”), upon written notice to the Investor Members, in the event the Board reasonably determines in good faith that either: (A) the filing, effectiveness or use of that Registration Statement, Prospectus or Prospectus Supplement, as applicable, for the Demand Registration would materially impede the ability of Tricon to consummate a bona fide significant transaction (including a financing, an acquisition, a disposition, a restructuring or a merger) or proceed with negotiations or discussions in relation thereto (a “Valid Business Reason”); or (B) the filing, effectiveness or use of a U.S. Registration Statement, Prospectus or Prospectus Supplement with respect to such Demand Registration would require the premature disclosure of material non-public information relating to Tricon or its Subsidiaries, the disclosure of which would be materially adverse to Tricon and its Subsidiaries, taken as a whole, and which Tricon or its Subsidiaries are not otherwise required by applicable Law or regulations to disclose. Such postponement shall end upon the earlier to occur of (i) in the case of Valid Business Reason, the date that is five Business Days after such Valid Business Reason no longer exists and (ii) in the case of disclosure of material non-public information, two Business Days following the date upon which such information is otherwise disclosed. Notwithstanding the foregoing, Tricon shall not be permitted to effect a Suspension Period (x) more than two times in any 12-month period, (y) sooner than 30 days after the termination of any prior Suspension Period, as applicable, or (z) for a period exceeding 60 days on any one occasion. During any Suspension Period, Tricon shall also postpone the filing of, and shall not sell or permit a sale under, any U.S. Registration Statement, Prospectus or Prospectus Supplement with respect to any Common Shares or other securities of Tricon or any of its Subsidiaries to be sold by Tricon or by any other shareholders of Tricon. Tricon agrees to provide written notice to the Investor Members as soon as the Suspension Period terminates.
(g)    Selection of Underwriters and Plan of Distribution. The lead underwriter or underwriters for any offering in connection with a Demand Registration shall be selected by the Investor Member making the Demand Registration Request and shall be reasonably acceptable to Tricon, and the plan of distribution for such offering in connection with a Demand Registration shall be selected by such Investor Member in consultation with Tricon.
4.3    Demand Registration Request and Cancellation
(a)    Any Demand Registration Request delivered by an Investor Member pursuant to Section 4.2 hereof shall:
(i)    specify the number of Registrable Shares which it and other Investor Members intend to be registered or qualified, as applicable, for offer and sale pursuant to that Registration; provided that, subject to Section 4.2(d), the Investor Members may change the number of Registrable Shares proposed to be offered and sold at any time prior to, (x) in the case of a Canadian Registration, the issuance of a receipt for a final Prospectus (or, the filing of the Canadian Prospectus Supplement, in the case of an offering off a Canadian Base Shelf Prospectus) in connection with such Registration or (y) the effectiveness of the U.S. Registration Statement relating thereto or, in the case of a U.S. Shelf Registration Statement, the filing of the Prospectus Supplement in connection therewith pursuant to which the Registrable Shares are to be distributed;
(ii)    express the intention of the participating Investor Members to offer or cause the offering of such Registrable Shares;
(iii)    describe the intended nature or methods (including, in the case of a Canadian Registration, whether it is to be pursuant to a Canadian Base

Shelf Prospectus and Canadian Prospectus Supplement) of the proposed offer and sale thereof and the jurisdictions in which such offer shall be made;
(iv)    contain the undertaking of the Investor Members participating in such offering to provide all such information regarding their Common Share holdings and the proposed manner of distribution thereof, as may be reasonably required in order to permit Tricon to comply with all Securities Laws; and
(v)    specify whether such offer and sale shall be made by an underwritten public offering.
(b)    The Investor Member that submitted a Demand Registration Request pursuant to a particular offering shall have the right, prior to the effectiveness of the U.S. Registration Statement relating thereto (or, in the case of a U.S. Shelf Registration Statement, the filing of the Prospectus Supplement in connection therewith pursuant to which the Registrable Shares are to be distributed) or the filing the preliminary Canadian Prospectus (or the Canadian Prospectus Supplement, in the case of an offering off a Canadian Base Shelf Prospectus) pursuant to which the Registrable Shares are to be distributed, to notify Tricon that it has determined that the Demand Registration be abandoned or withdrawn, in which event Tricon shall abandon or withdraw such U.S. Registration Statement or Prospectus, as the case may be.
4.4    Piggyback Registration
(a)    If Tricon intends to prepare and file a U.S. Registration Statement or a Prospectus in Canada or the United States (or in any other jurisdiction in which the Common Shares are listed at the time a Piggyback Notice is provided) or otherwise engage in an offering, sale or distribution of Common Shares for its own account, or for the account of any other securityholder whether pursuant to the exercise of registration rights by such other securityholder or otherwise (other than pursuant to Section 4.3, or a U.S. Registration Statement on Form S-4, Form F-4, Form F-10 (to the extent such U.S. Registration Statement on Form F-10 is filed in connection with an exchange offer or business combination) or Form S-8 or any successor form to such forms under the U.S. Securities Act), Tricon shall give written notice thereof to the Investor Members as soon as practicable (and in any event no less than ten Business Days if such distribution is not to be effected as a “bought deal”) before the anticipated filing date of such U.S. Registration Statement or Prospectus (or (x) in the case of a “bought deal”, the launch thereof or (y) in the case of an offering off a Canadian Base Shelf Prospectus or U.S. Shelf Registration Statement, the pricing thereof) (the “Piggyback Notice”). In such event, each Investor Member shall be entitled, by notice (the “Piggyback Request”) in writing given to Tricon within five Business Days after the receipt of the Piggyback Notice (provided that if such distribution is to be effected as a “bought deal”, such Investor Member shall respond consistent with the time periods typical for transactions of that nature), to request that Tricon cause any or all of the Registrable Shares held by such Investor Member to be included in such U.S. Registration Statement and Prospectus (such Registration being hereinafter referred to as a “Piggyback Registration”). An Investor Member shall specify in the Piggyback Request the number of Registrable Shares which such Investor Member intends to offer and sell and include the undertaking of such Investor Member and any applicable Affiliate thereof to provide all such information regarding their Common Share holdings and the proposed manner of distribution of the Registrable Shares, as may be reasonably required in order to permit Tricon to comply with all Securities Laws.
(b)    Tricon shall include in each such Piggyback Registration all such Registrable Shares as directed by the Investor Members. Notwithstanding the foregoing, Tricon shall not be required to include all such Registrable Shares in: (i) any such distribution initiated by Tricon for its own account if Tricon is advised in writing by its lead underwriter or underwriters that the inclusion of all Common Shares proposed to be distributed for Tricon’s account, all such Registrable Shares and all securities of any other securityholder may have an adverse effect on the distribution or sales price of the securities being offered by Tricon, in which case, the number of Common Shares and other Registrable Shares to be included in such Prospectus will be limited to the Maximum Offering Size and Tricon will include in such Registration, in the following priority, in the aggregate up to the Maximum Offering Size: first, all Common Shares proposed to be offered or distributed for the account of Tricon, and second, Registrable Shares and the Common Shares of any other securityholder to be included in such Registration, on a pro rata basis based on the amount of Registrable Shares and other Common Shares requested to be included in such Registration; or (ii) any such offering or distribution initiated by any other securityholders, if the other securityholders are advised by their lead underwriter or underwriters that the inclusion of all such Registrable Shares and the Common Shares of Tricon or such other securityholder may have a material adverse effect on the distribution or sales price of the securities being offered by such other securityholders, in which case, the number of Registrable Shares, Common Shares for the account of Tricon and any other securityholders will be limited to the Maximum Offering Size and Tricon will include in such Registration, in the following order of priority, in the aggregate up to the Maximum Offering Size: first, all Registrable Shares and the Common Shares of any other securityholder to be included in such Registration, pro rata based on the amount of Registrable Shares and the Common Shares of other securityholders requested to be included in such Registration and, second, all Common Shares proposed to be offered or distributed for the account of Tricon.
(c)    With respect to (i) a Canadian Registration, Tricon may, at any time prior to the issuance of a receipt for a final Prospectus in connection with a Piggyback Registration, and (ii) a U.S. Registration, Tricon may, at any time prior to the filing of the U.S. Registration Statement (or, in the case of “take-down” off of a U.S. Shelf Registration Statement, prior to the pricing thereof), in each case, at its sole discretion and without the consent of the Investor Members, withdraw such Prospectus and/or Registration Statement, as the case may be, and abandon the proposed offering and distribution in which any Investor Member has requested to participate pursuant to the Piggyback Request. Any Investor Member shall have the right to withdraw all or part of its request for inclusion of its Registrable Shares in a Piggyback Registration by giving written notice to Tricon of its request to withdraw prior to the time periods referred to in the immediately preceding sentence.
4.5    Registration Expenses
(a)    In the case of a Demand Registration or Piggyback Registration, all Distribution Expenses shall be paid by Tricon.
(b)    Each Investor Member will pay all of its own Selling Expenses, Tricon will pay all Selling Expenses of Tricon and any other securityholder will pay all Selling Expenses of such securityholder, if any, in connection with any Demand Registration or Piggyback Registration, as the case may be.
4.6    Preparation; Reasonable Investigation
In connection with the preparation and filing of any U.S. Registration Statement or Prospectus in connection with a Demand Registration or Piggyback Registration as herein contemplated, Tricon will give the Investor Members, the underwriter or underwriters of such distribution, if any, and their respective counsel, auditors and other representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material furnished to Tricon in writing, which in the reasonable judgment of Tricon and its counsel should be included, and will give each of them such reasonable and customary access to Tricon’s books and records and such reasonable and customary opportunity to discuss the business of Tricon with its officers and auditors, and to conduct all reasonable and customary due diligence which the Investor Members and the underwriters or underwriter, if any, and their respective counsel may reasonably require and, in the case of an underwriter, which is reasonably required in order to (x) conduct a reasonable investigation for purposes of establishing a due diligence defence for such underwriter as contemplated by the applicable Securities Laws and, in the case of a Canadian Registration and (y) enable such underwriter to execute any certificate required to be executed by them under applicable Canadian Securities Acts for inclusion in the Canadian Prospectus for such Registration, provided that the Investor Members and the underwriters agree to maintain the confidentiality of such information, subject to customary exceptions.
4.7    Indemnification
(a)    By Tricon. Tricon agrees to indemnify and hold harmless, to the maximum extent permitted by Law, each holder of Registrable Shares, such holder’s officers, directors, partners, members, managers, employees, advisors, sub-advisors, attorneys, agents and Representatives, and each Person who controls such holder (within the meaning of the U.S. Securities Laws or the Ontario Act, as applicable) (collectively, the “Investor Indemnified Parties”) against all losses, claims, actions, damages, liabilities and expenses (including with respect to actions or proceedings, whether commenced or threatened, and including reasonable attorney fees and expenses) caused by, resulting from, arising out of, based upon or related to any of the following statements, omissions or violations by Tricon or any of its Representatives acting on its behalf: (i) any untrue or alleged untrue statement of material fact contained in any U.S. Registration Statement, Prospectus or Prospectus Supplement or any amendment thereof or supplement thereto, in respect of a Demand Registration or Piggyback Registration, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading; or (ii) any violation or alleged violation by Tricon or any of its Representatives of the Securities Laws, any rule or regulation promulgated thereunder or any “blue sky” Law applicable to Tricon and relating to action or inaction required of Tricon in connection with any such registration, qualification or compliance. In addition, Tricon will reimburse such Investor Indemnified Party for any legal or any other expenses reasonably incurred by it in connection with investigating or defending any such losses. Notwithstanding the foregoing, Tricon shall not be liable in any such case to the extent that any such losses result from, arise out of, are based upon, or relate to an untrue statement or alleged untrue statement, or omission or alleged omission, made in any such U.S. Registration Statement or Prospectus, or in any application, in reliance upon, and in conformity with, written information prepared and furnished in writing to Tricon by such Investor Indemnified Party expressly for use therein or by such Investor Indemnified Party’s failure to deliver a copy of the Prospectus, Prospectus Supplement or any amendments or supplements thereto after Tricon has furnished such Investor Indemnified Party with a sufficient number of copies of the same.
(b)    By the Investor. Each Investor Member agrees to indemnify and hold harmless, to the maximum extent permitted by Law, Tricon, its directors and officers, directors, parents, members, managers, employees, advisors, sub-advisors, attorneys, agents and representatives and each Person who controls Tricon (within the meaning of the U.S. Securities Laws or the Ontario Act) (collectively, the “Tricon Indemnified Parties”) against all losses, claims, actions, damages, liabilities and expenses (including with respect to actions or proceedings, whether commenced or threatened, and including reasonable attorney fees and expenses) caused by, resulting from, arising out of, based upon or related to any of the following statements, omissions or violations by such Investor Member or any of its Representatives acting on its behalf: (i) any untrue or alleged untrue statement of material fact contained in any U.S. Registration Statement, Prospectus, Prospectus Supplement or any amendment thereof or supplement thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by such Investor Member expressly for inclusion in such U.S. Registration Statement or Prospectus; or (ii) any violation or alleged violation by such Investor Member or its Representatives of the Securities Laws, any rule or regulation promulgated thereunder or any “blue sky” Laws applicable to such Investor Member and relating to action or inaction required of such Investor Member in connection with any such registration, qualification or compliance. In addition, each Investor Member will reimburse such Tricon Indemnified Party for any legal or any other expenses reasonably incurred by it in connection with investigating or defending any such losses. Notwithstanding the foregoing, in no event shall any indemnity under this Section 4.7(b), inclusive of any reimbursement of expenses, payable by any Investor Member exceed an amount equal to the net proceeds received by such Investor Member (after deducting any discounts and commissions) in respect of the Registrable Shares sold pursuant to a Registration.
(c)    Claim Procedure. Any Person entitled to indemnification hereunder shall: (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder only to the extent such failure has not prejudiced the indemnifying party); and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel in each jurisdiction for all parties indemnified by such indemnifying party with respect to such claim, unless in the opinion of outside counsel to any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. In such instance, the conflicted indemnified parties shall have a right to retain one separate counsel, chosen by the holders of a majority of the Registrable Shares included in the Registration if such holders are indemnified parties, at the expense of the indemnifying party.
(d)    Non-Exclusive Remedy; Survival. The indemnification and contribution provided for under this Agreement shall be in addition to any other rights to indemnification or contribution that any indemnified party may have pursuant to Law or contract and shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the Transfer of Registrable Shares and the termination or expiration of this Agreement.
(e)    Contribution. Tricon and the Investor Members also agree to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event Tricon’s or the applicable Investor Member’s, as applicable, indemnification is unavailable for any reason (other than, with respect to an Investor Member, as a result of the last sentence of Section 4.7(b)). Such provisions shall provide that the liability amongst the various Persons shall be allocated in such proportion as is appropriate to reflect the relative fault of such

Persons in connection with the statements or omissions which resulted in losses (the relative fault being determined by reference to, among other things, which Person supplied the information giving rise to the untrue statement or omission and each Person’s relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission) and, only if such allocation is not respected at Law, would other equitable considerations, such as the relative benefit received by each Person from the sale of the securities, be taken into consideration. Tricon and the Investor Members agree that it would not be just and equitable if contribution pursuant to this Section 4.7(e) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding sentence. Notwithstanding the provisions of this Section 4.7(e), no Investor Member shall be required to contribute any amounts which in the aggregate exceeds the amount that such Investor Member would have been obligated to pay by way of indemnification as provided for under Section 4.7(b). Notwithstanding the foregoing no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act in the case of a U.S. Registration) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.
(f)    Release. No indemnifying party shall, except with the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
(g)    Tricon is Trustee. The Investor Members hereby acknowledge and agrees that, with respect to this Article 4, Tricon is contracting on its own behalf and as agent for Tricon Indemnified Parties referred to in this Article 4. In this regard, Tricon will act as trustee for such Tricon Indemnified Parties of the covenants of the Investor under this Article 4 with respect to such Tricon Indemnified Parties and accepts these trusts and will hold and enforce those covenants on behalf of such Tricon Indemnified Parties.
(h)    Several but not Joint. The obligations under Section 4.7(b) shall be several and not joint among the applicable Investor Members, and the obligations of an Investor Member to contribute pursuant to Section 4.7(e), if any, will be several in proportion to the amount that the proceeds of the offering actually received by such Person bears to the total proceeds of the offering received by all Investor Members, and not joint.
4.8    Expiry of Registration Rights
The Demand Registration rights and Piggyback Registration rights granted to the Investor Members pursuant to this Article 4 shall terminate and be of no further force or effect on the earlier of (a) Tricon having effected five Demand Registrations and (b) the first day following the date on which the As-Exchanged Ownership of the Investor Members is less than 3.0%.

4.9    Grant of Registration Rights to Others.
Tricon represents and warrants that no Person, other than the Investor Members, have any rights to require that Tricon register any securities of Tricon for sale or to include such securities in any Registration filed by Tricon for the sale of securities for its own account or for the account of any other Person. Tricon covenants and agrees that, so long as the Demand Registration rights and Piggyback Registration rights granted to the Investor Members pursuant to this Article 4 have not expired, Tricon will not grant to any Person rights of registration that are inconsistent in any material respect with the Demand Registration rights and Piggyback Registration rights granted to the Investor Members pursuant to this Article 4, and will not grant to any other Person any rights of registration on terms and conditions, taken as a whole, more favourable than, the Demand Registration rights and Piggyback Registration rights granted to the Investor Members pursuant to this Article 4, unless Tricon offers such rights to the Investor Members.
4.10    Reporting Issuer Status and Listing of Common Shares.
Tricon shall use commercially reasonable efforts to:
(a)    maintain Tricon’s status as a “reporting issuer” not in default under the Canadian Securities Acts in each of the provinces and territories of Canada; and
(b)    maintain the listing of the Common Shares on the TSX and the NYSE, or another stock exchange acceptable to the Investor Members, acting reasonably;
provided, that these covenants shall not restrict or prevent Tricon from engaging in or completing any transaction which would result in Tricon ceasing to be a “reporting issuer” or the Common Shares ceasing to be listed on the TSX or the NYSE, provided that (i) the holders of Common Shares receive (A) cash, (B) securities of an entity which is listed on a stock exchange in Canada or the United States or such other exchange as may be agreed upon by the Investor Members or (C) a combination of (A) and (B); or (ii) the Investor Members or the holders of the Common Shares have approved or otherwise consented to the transaction (by the requisite majority required under the applicable Securities Laws or corporate law).
4.11    Rule 144, Regulation S and Short-Form Registration Requirements.
For so long as the Common Shares are listed on the NYSE or another U.S. stock exchange, and with a view to making available the benefits of certain rules and regulations of the SEC which may at any time permit the sale of the Registrable Securities to the public in the United States without registration, or pursuant to a registration on Form S-3, Form F-3 or Form F-10, including Rule 144 or Regulation S under the U.S. Securities Act, Tricon agrees at its expense:
(a)    to make and keep public information available, as those terms are understood and defined in Rule 144, at all times; and
(b)    file with the SEC in a timely manner all reports and other documents required of Tricon under the U.S. Securities Laws.
ARTICLE 5
ADDITIONAL COVENANTS OF THE PARTIES

5.1    Protective Provisions
From and after the issuance of the Purchased Preferred Units and for so long as the Investor or its Affiliates hold any of the Preferred Units, Tricon shall not, and shall cause its Subsidiaries (including the Issuer) to not, without the prior written consent of the Investor, which consent may be withheld in its sole discretion:
(a)    amend, modify, restate or waive any provision in its constating documents in a manner that adversely affects the rights, preferences, privileges or powers of the Preferred Units (including as to impair the rights of the holders of Preferred Units pursuant to the Exchange Agreement or the Guarantee Agreements);
(b)    in respect of Tricon or any of its Subsidiaries (other than the Issuer), issue, authorize or create, or increase the issued or authorized amount of, (by reclassification or otherwise) any (i) class or series of equity securities ranking senior to any other equity securities of such entity as to distribution rights or rights upon the Liquidation of such entity, or (ii) any equity or debt security that is convertible into, exercisable for, exchangeable for or representing the right to purchase any class or series of equity securities ranking senior to any other equity securities of such entity as to distribution rights or rights upon the Liquidation of such entity, in either case where any payment obligation of Tricon or any of its Subsidiaries (including in respect of dividends, redemptions or other distributions) are not (directly or indirectly) subordinated (either structurally, by contract or otherwise) to the obligations of Tricon in respect of the Preferred Units under the Guarantee Agreement;
(c)    in respect of the Issuer, issue, authorize or create, or increase the issued or authorized amount of, (by reclassification or otherwise) any (i) class or series of equity securities ranking pari passu or senior to the Preferred Units as to distribution rights or rights upon the Liquidation of the Issuer, or (ii) any debt or equity security that is convertible into, exercisable for, exchangeable for or representing the right to purchase any specific class or series of equity securities ranking pari passu or senior to the Preferred Units as to distribution rights or rights upon the Liquidation of the Issuer;
(d)    (i) increase the number of issued or authorized Preferred Units or any reissuance thereof (whether by reclassification of other equity interests into Preferred Units, or otherwise), or (ii) any issuance of any equity or debt security that is convertible into, exchangeable for or representing the right to purchase any Preferred Units;
(e)    exchange, reclassify or cancel the Preferred Units, or any class or series of equity securities ranking pari passu or senior to the Preferred Units as to dividends or other distribution rights or rights upon the Liquidation of Tricon or the Issuer, other than as provided in the LLC Agreement;
(f)    unless all Accrued Distributions on all outstanding Preferred Units have been declared and paid in cash, or have been or contemporaneously are declared and a sum sufficient for the payment of those Accrued Distributions has been or is set aside for the benefit of the holder of Preferred Units, (i) declare or pay any dividend in respect of any class or series of equity securities ranking pari passu or junior to the Common Shares as to dividend rights or rights upon the Liquidation of Tricon or (ii) subject to Section 5.1(i), redeem, repurchase, acquire (either directly or through any Subsidiary) or make a liquidation payment relating to (or pay any moneys for a sinking fund for redemption of), any class or series of equity securities ranking pari passu or junior to the Common Shares as to distribution rights or rights upon the Liquidation of Tricon;
(g)    take any action that is prohibited to be taken by Tricon or any of its Subsidiaries pursuant to the LLC Agreement as if they were parties thereto;
(h)    incur or permit to be incurred any Indebtedness (provided that, for the avoidance of doubt, any refinancing transactions up to the then-current balance of such refinanced Indebtedness, including any customary closing costs incurred in connection therewith, shall not be subject to this prohibition) that would result in Tricon’s proportionate net debt to total assets ratio exceeding 70% based on the calculation methodology reflected in Tricon’s management’s discussion & analysis for the three and six months ended June 30, 2020, but including as net debt all convertible debt that includes a right to acquire any class or series of equity securities of Tricon or its Affiliates, including the US$172.5 million in aggregate principal amount of 5.75% extendable convertible unsecured debentures of Tricon issued on March 17, 2017 but, for certainty, excluding the Preferred Units;
(i)    spend more than an aggregate of $10,000,000 in any given calendar year repurchasing Common Shares or any equity securities convertible into, exercisable for or exchangeable for any Common Shares;
(j)    take any action that would result in the Issuer ceasing to be a direct or indirect wholly-owned Subsidiary of Tricon (other than in respect of the Preferred Units);
(k)    effect any voluntary deregistration or voluntary delisting of Common Shares from the TSX or the NYSE;
(l)    for so long as the Beneficial Ownership Requirement is satisfied: (a) redeem, acquire, purchase or otherwise retire any Common Shares or enter into any other transaction that would reduce the number of issued and outstanding Common Shares unless such action by Tricon would not cause (i) the Investor or any of its Affiliates to become an Acquiring Person, or (ii) the Investor, together with any Affiliates of the Investor or other Persons acting jointly or in concert with the Investor, to beneficially own or exercise control or direction over more than 19.99% of the issued and outstanding Common Shares, and for purposes of determining the foregoing, Tricon shall be entitled to rely on an Ownership Certificate provided by the Investor; or (b) seek the Requisite Shareholder Approval;

(m)    for so long as the Beneficial Ownership Requirement is satisfied, adopt any new shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan that is applicable to the Investor unless Tricon has excluded the Investor and its Affiliates from the definition of “acquiring person” (or such similar term) as such term is defined in such anti-takeover agreement to the extent of the Investor’s and its Affiliates’ beneficial ownership of Preferred Units and Common Shares owned as of the date any such agreement or plan is adopted by Tricon (including on an as-exchanged basis) or that otherwise has, or would reasonably be expected to have, a material adverse effect on the holders of Preferred Units. For certainty, the foregoing shall not restrict Tricon from: (i) amending and/or restating the Shareholder Rights Plan in order to provide for the continued existence of same or (ii) making additional amendments thereto that are not reasonably expected to have a material adverse effect on the holders of the Preferred Units;
(n)    enter into any contract, agreement, commitment or transaction that would prohibit or restrict the ability of Tricon or the Issuer, as applicable, to perform any of their respective obligations with respect to the Preferred Units in any material respect;
(o)    adopt or consummate any voluntary plan or proposal for the Liquidation of Tricon or the Issuer;
(p)    take any of the actions described in clause (b) of the definition of Bankruptcy Proceeding in the LLC Agreement with respect to Tricon or any of its Subsidiaries;
(q)    make any non-cash dividend or other non-cash distribution to holders of Common Shares (other than any dividend or distribution (x) pursuant to the Shareholder Rights Plan or (y) of New Pubco Common Shares in connection with a Permitted Spin-Out); or
(r)    agree to take any of the foregoing actions.
5.2    [Intentionally omitted]
5.3    Standstill
(a)    During the Standstill Period, the Investor covenants and agrees with Tricon that without the prior written consent of Tricon (A) the Investor shall not, and (B) the Investor shall not cause or permit any of its Affiliates to, directly or indirectly, alone or acting jointly or in concert with any other Person to:
(i)    acquire or agree to acquire or make any proposal or offer to acquire any Common Shares (or any securities convertible, exercisable or exchangeable into Common Shares) in an amount that brings the aggregate beneficial ownership, direction or control of the Investor, together with other Persons acting jointly or in concert with the Investor, over 19.99% of the issued and outstanding Common Shares; for certainty, beneficial ownership shall be calculated in accordance with applicable Canadian Securities Acts (after giving effect to any applicable Exchange Cap);
(ii)    commence a take-over bid for any securities of Tricon or its Subsidiaries;
(iii)    effect, seek, offer or propose any take-over bid, amalgamation, merger, arrangement, business combination, re-organization, restructuring, liquidation by or with respect to Tricon or any of its Subsidiaries, or disposition of more than 50% (by fair market value) of the consolidated assets of Tricon and its Subsidiaries, taken as a whole (“Extraordinary Transaction”);
(iv)    request requisition or call a special meeting of shareholders of Tricon;
(v)    propose a shareholder proposal (under the applicable provisions of the Act) with respect to Tricon;
(vi)    seek to obtain representation on the Board of Directors other than pursuant to Article 2;
(vii)    engage in short sales of any of Tricon’s or its Subsidiaries’ securities;
(viii)    solicit proxies from the security holders of Tricon, or form, join or act jointly or in concert to so solicit, in relation to a proposed Change of Control Transaction or any of the matters referred to in Section 5.3(b); provided, however, that this clause (viii) shall not restrict the Investor or its Affiliates from: (A) discussing the business of, or any transaction involving, Tricon or its Subsidiaries, or any matter proposed by Tricon to be voted on by its voting shareholders, with any other holder of the securities of Tricon or its Subsidiaries; or (B) taking any other action approved by a majority of the directors of Tricon;
(ix)    enter into or offer to enter into or otherwise agree to be bound by a lockup, voting, support or other similar agreement with respect to any Common Shares (or any Preferred Units or any other right or option to acquire Common Shares (pursuant to the terms of a convertible, exchangeable or exercisable security or otherwise)) beneficially owned by the Investor or any Affiliate thereof, or over which it exercises control or direction, in connection with any proposed Change of Control Transaction unless such Change of Control Transaction is an Approved Change of Control Transaction; or
(x)    advise, assist or knowingly encourage any other Person to engage in any of the activities from which the Investor is restricted under this Section 5.3(a).

(b)    Until the earlier of (x) such time as the Beneficial Ownership Requirement is not satisfied and (y) the expiration of the Standstill Period, the Investor shall in respect of any meeting of the shareholders of Tricon held during that period:
(i)    not vote against any Management Nominee nominated by the Board of Directors;
(ii)    not vote in favour of any shareholder nomination for directors that is not approved by the Board of Directors;
(iii)    not vote in favour of any proposal or resolution to remove any member of the Board of Directors; and
(iv)    not vote against any recommendations of the Board of Directors on matters presented at each annual meeting of shareholders related to: (A) the appointment of Tricon’s auditors, (B) the ratification of any amendment to Tricon’s constating documents, where such amendment would not have an adverse effect on the Investor or any of its Affiliates and would not be inconsistent with the terms of the Transaction Agreements, (C) normal course amendments to Tricon’s incentive compensation plans (D) the adoption of an advisory non-binding resolution on Tricon’s approach to executive compensation, and (E) the renewal of the Shareholder Rights Plan on substantially the same terms.
(collectively, the obligations in Section 5.3(a) and Section 5.3(b), the “Standstill”).
For certainty, for the purposes of this Section 5.3(b), “vote against” includes submission by the Investor of a proxy or other voting instruction form pursuant to which the Investor specifically directs that its vote be withheld on a matter or otherwise casts a “withhold” vote on a matter but does not include the Investor abstaining from casting a vote on a matter altogether.
(c)    Notwithstanding anything to the contrary in Sections 5.3(a) and 5.3(b), the Investor will be entitled to vote any Common Shares in its discretion with respect to (i) any Approved Change of Control Transaction; or (ii) any Change of Control Transaction proposed by a Person other than the Investor or any Person acting jointly or in concert with the Investor. For greater certainty, nothing in Sections 5.3(a) and 5.3(b) shall prohibit the Investor or its Affiliates from (1) making one or more confidential proposals to the Board of Directors relating to an Extraordinary Transaction or other transaction, provided the Board of Directors shall be under no obligation to accept any such proposal, (2) exercising its ability to vote (subject to Section 5.3(b) above), Transfer (subject to Section 5.4 and 5.5), exchange (subject to Section 6.5 of the LLC Agreement) or otherwise exercise rights under its Common Shares or Preferred Units, (3) the ability of any Investor Nominee to act in his or her capacity as a member of the Board of Directors including his or her ability to vote or otherwise exercise his or her fiduciary duties, or any non-public, internal actions taken by the Investor or any of its Affiliates or Representatives to prepare any Investor Nominee to act in such capacity, (4) participate in rights offerings made by Tricon to all holders of its Common Shares, (5) receive any dividends or similar distributions with respect to any securities of Tricon or any of its Subsidiaries held by the Investor, (6) tender Common Shares or Preferred Units into any take-over bid or issuer bid, (7) effect an adjustment to the Exchange Price pursuant to the LLC Agreement, (8) otherwise exercise rights under the Common Shares or Preferred Units that are not the subject of this Section 5.3 or (9) from acquiring or offering to acquire, directly or indirectly, any company or business unit thereof that beneficially owns securities of Tricon or its Affiliates so long as (x) such entity’s prior acquisition of such securities was not made directly or indirectly on behalf of the Investor and (y) such entity’s ownership of such securities was not a primary factor in the decision to consummate such transaction.
5.4    Prohibition on Private Sale of Control
So long as the Beneficial Ownership Requirement is satisfied, the Investor shall not, directly or indirectly, knowingly Transfer any Common Shares (or any Preferred Units or any other right or option to acquire Common Shares (pursuant to the terms of a convertible, exchangeable or exercisable security or otherwise)) to or for the benefit of any Person where that other Person would, immediately following such Transfer and based on the written representations to such effect made by such Person, which the Investor reasonably believes are true after reasonable inquiry, either alone or together with other Persons acting jointly or in concert with such Person, beneficially own, or exercise control or direction over, more than 19.99% of the issued and outstanding Common Shares on the date of such Transfer (after giving effect to any applicable Exchange Cap) (or, if such information is not publicly available, the number of issued and outstanding Common Shares determined based on the information most recently provided by Tricon in a material change report or its management’s discussion and analysis immediately preceding the date of such Transfer), unless such Transfer is approved by a majority of the independent directors of Tricon or is in connection with a Change of Control Transaction. Notwithstanding the foregoing, nothing in this Section 5.4 shall restrict any Transfer into the public market pursuant to a bona fide, underwritten public offering (which, for greater certainty, may be by way of a block trade with or without a qualifying prospectus) or other market sale.
5.5    Additional Transfer Restrictions
During the Restricted Period, the Investor will not Transfer any Preferred Units or enter into any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of any of its Preferred Units, provided that the foregoing restrictions shall not apply (assuming compliance with applicable Securities Laws):
(a)    in respect of a Transfer of Preferred Units between the Investor and its Affiliates or a Transfer of Preferred Units among Affiliates of the Investor, provided that the Investor shall be responsible for any breach of this Agreement by its Affiliates;
(b)    in respect of any Transfer of Preferred Units in connection with a Change of Control Transaction, take-over bid, issuer bid, amalgamation, merger, business combination, arrangement or other statutory procedure involving Tricon or the Issuer;
(c)    in respect of any Transfer of Preferred Units to Tricon or any of its Subsidiaries, whether as a result of an exchange pursuant to the LLC Agreement or Exchange Agreement, or otherwise;
(d)    in connection with any other Transfer approved by a majority of the directors of the Board;
(e)    in connection with a pledge of the Preferred Units to secure the obligations of the Investor or its Affiliates under a bona fide margin loan or any Transfers by the applicable lender upon the exercise of any related foreclosure right or remedy; or
(f)    solely as a result of a direct or indirect transfer of equity interests in BREIT or any of its Affiliates.
5.6    Ownership Certificate
The Investor agrees to deliver to Tricon a written certificate signed by an officer of the Investor (the “Ownership Certificate”), certifying as to the number of Common Shares and the number of Preferred Units beneficially owned or controlled by the Investor and its Affiliates and any other Persons acting jointly or in concert with the Investor, as at the date of such certificate, such Ownership Certificate to be delivered to Tricon as reasonably requested from time to time, together with any supporting documentation reasonably requested by Tricon.
5.7    Confidentiality
(a)    Each Investor Member will, and will direct its Representatives to, keep confidential and will treat confidentially all Confidential Information. Each Investor Member agrees that it will, and will cause its Representatives to, not disclose any Confidential Information nor use any Confidential Information other than for the purposes of monitoring, administering or managing such Investor Member’s investment in Tricon and/or the Issuer; provided that an Investor Member and its Representatives may disclose the Confidential Information to (i) its Representatives (including any Investor Nominee), or (ii) as Tricon may otherwise consent in writing; and provided, further, that this provision will not prevent the Investor and its Affiliates from taking any action contemplated by Section 5.3 following the expiry of the Standstill Period.
(b)    As a condition to the furnishing of Confidential Information to a Representative of an Investor Member, such Investor Member shall advise such Representative of the confidential nature of and restriction on use of the information disclosed. Such Investor Member agrees that it will be fully responsible for any breach of the confidentiality and restricted use provisions of this Agreement applicable to Representatives by its Representatives unless such Representative has obligations of confidentiality directly to Tricon or its Subsidiaries. In addition, each Investor Member will take all best reasonable steps, including the obtaining of suitable undertakings, to ensure that Confidential Information is not disclosed to any other Person or used in a manner contrary to this Agreement, and, to the extent reasonably practicable, promptly notify Tricon of any unauthorized disclosure of Confidential Information or breach of this Agreement known to the Investor Member.
(c)    Each Investor Member hereby acknowledges that Securities Laws impose restrictions on its ability to purchase, sell, trade or otherwise Transfer securities of Tricon until such time as material, non-public information received by such Investor Member becomes publicly available or is no longer material, and each Investor Member further hereby agrees to comply with all such restrictions and to inform those of its Representatives provided with any Confidential Information of such restrictions.
(d)    The term Confidential Information shall exclude any information that: (i)  was generally available to the public prior to the date hereof; (ii)  becomes generally available to the public (through no violation hereof by an Investor Member or its Representatives); (iii) was within an Investor Member’s or its Representatives’ possession prior to it being furnished to an Investor Member or its Representatives by or on behalf of Tricon, provided that such information is not, to such Investor Member’s knowledge, subject to any contractual, legal or fiduciary obligations of confidentiality to Tricon that would prevent its use or disclosure; (iv) is obtained by an Investor Member or its Representatives from a third party who, to such Investor Member’s knowledge, at the time of disclosure, is not prohibited by an obligation to Tricon from disclosing such information on a non-confidential basis to such Investor Member or its Representatives; (v) was independently developed by such Investor Member or its Representatives, or on such Investor Member’s behalf, without use of or reference to the Confidential Information; or (vi) is expressly permitted in writing by Tricon to be disclosed to third parties on a non-confidential basis.
(e)    Nothing in this Section 5.7 is to be construed as granting any Investor Member any title, ownership, license or other right of interest with respect to the Confidential Information. Tricon retains all right, title and interest in and to the Confidential Information.
(f)    If an Investor Member or any of its Representatives is requested or required to disclose any Confidential Information in connection with any legal or administrative proceeding or investigation (including pursuant to the terms of a subpoena or order issued by a court of competent jurisdiction or a regulatory or self-regulatory body), or is requested or required by Law to disclose any Confidential Information, such Investor Member or such Representative, as applicable, will provide Tricon with prompt written notice of any such request or requirement, to the extent reasonably practicable and not prohibited by Law, so that Tricon has an opportunity to seek a protective Order or other appropriate remedy or waive compliance with the provisions of this Section 5.7, in each case, at Tricon’s sole cost and expense. If Tricon waives compliance with the provisions of this Section 5.7 with respect to a specific request or requirement, such Investor Member or such Representative, as applicable, shall disclose only that portion of the Confidential Information that is covered by such waiver and which is necessary to disclose in order to comply with such request or requirement. If (in the absence of a waiver by Tricon) Tricon has not secured a protective Order or other appropriate remedy, and such Investor Member or such Representative is nonetheless requested or required by Law to disclose any Confidential Information, such Investor Member or such Representative, as applicable, may, without liability hereunder, disclose only that portion of the Confidential Information that is requested or required to be disclosed.
(g)    At any time following the Beneficial Ownership Requirement no longer being satisfied, upon written request by Tricon, the Investor shall, and shall direct its Representatives to, at the option of the Investor, promptly return to Tricon or promptly destroy all Confidential Information (including, electronic copies) supplied by Tricon to and in the possession of the Investor or its Representatives, as applicable, without retaining any copy thereof. Notwithstanding the foregoing, (i) the Investor and its Representatives may retain Confidential Information as required to comply with applicable Laws or their respective corporate governance, internal compliance, evidentiary and/or record keeping policies (ii) the Investor may retain Confidential Information included as part of board materials of the Investor or its Representatives, and (iii) neither the Investor nor its Representatives shall be required to purge their respective computer or electronic archives (including routine computer system backup tapes, disks or other backup storage devices).
(h)    Notwithstanding the return or destruction of the Confidential Information as contemplated hereby or the termination of this Agreement, the Investor will continue to be bound by the terms of this Section 5.7 with respect thereto, including all obligations of confidentiality and restrictions on use for so long as this Agreement is in effect.
5.8    Information Rights
(a)    In order to facilitate (i) the Investor’s and its Affiliates’ compliance with legal and regulatory requirements applicable to the beneficial ownership by the Investor and its Affiliates of equity securities of Tricon, and (ii) oversight of the Investor’s and its Affiliates’ investment in Tricon, for so long as the Beneficial Ownership Requirement is met, Tricon agrees promptly to provide the Investor with the following:
(i)    within 90 days after the end of each fiscal year of Tricon, (i) an audited, consolidated balance sheet of Tricon and its Subsidiaries as of the end of such fiscal year and (ii) audited, consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity of Tricon and its Subsidiaries for such fiscal year; provided that this requirement shall be deemed to have been satisfied if on or prior to such date Tricon files its audited annual financial statements with the applicable Canadian Securities Commissions pursuant to National Instrument 51-102

– Continuous Disclosure Obligations or with the SEC pursuant to the U.S. Exchange Act; and
(ii)    within 45 days after the end of each of the first three quarters of each fiscal year of Tricon, (i) an unaudited, consolidated balance sheet of Tricon and its Subsidiaries as of the end of such fiscal quarter and (ii) consolidated statements of income, comprehensive income and cash flows of Tricon and its Subsidiaries for such fiscal quarter; provided that this requirement shall be deemed to have been satisfied if on or prior to such date Tricon files its interim financial report with the applicable Canadian Securities Commissions pursuant to National Instrument 51-102 – Continuous Disclosure Obligations or with the SEC pursuant to the U.S. Exchange Act.
(b)    Promptly after the determination of Tricon’s annual budget for each calendar year, Tricon shall promptly notify the Investor in writing of the aggregate annual budgeted recurring capital expenditure of Tricon and its Subsidiaries as described in Item 15 of Schedule C to the LLC Agreement.
(c)    Notwithstanding the foregoing, Tricon shall not be obligated to provide such access or materials set forth in this Section 5.8 if Tricon determines, in its reasonable judgment based on the advice of counsel, that doing so would reasonably be expected to (x) materially violate applicable Law, (y) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege (provided, however, that Tricon shall use commercially reasonable efforts to provide alternative, redacted or substitute documents or information in a manner that would not result in the loss of the ability to assert attorney-client privilege, attorney work product protection or other legal privileges), or (z) expose Tricon to liability for disclosure of personal information; provided that, in the case of each of clauses (x) through (z), Tricon shall use commercially reasonable efforts to disclose such information in a manner that would not violate the foregoing; provided, further, that Tricon shall cease providing information to the Investor pursuant to this Section 5.8 for any period for which Investor makes such request.
(d)    Each party hereto acknowledges and agrees that Investor Nominee may share any information concerning Tricon and its Subsidiaries received by him or her from or on behalf of Tricon or its designated representatives with the Investor and its Representatives (other than any Persons that are Representatives solely by virtue of being actual or potential sources of debt or equity financing) (subject to the obligation of the Investor and its Representatives to maintain the confidentiality of Confidential Information in accordance with Section 5.7).
5.9    Dividend Restrictions
(a)    For so long as Preferred Units having an aggregate Liquidation Preference of at least US$50 million remain outstanding, promptly (and in any event within 45 days) following the end of each calendar quarter (the “Subject Quarter”), Tricon will provide to the Investor Members a written calculation, together with reasonable supporting detail, of (i) the Annualized Dividend for such calendar quarter and (ii) the Trailing AFFO for such calendar quarter.
(b)    In the event that the Annualized Dividend is greater than the Trailing AFFO with respect to two consecutive Subject Quarters (a “Dividend Pause Condition”), then Tricon shall not declare any dividends on Common Shares in any subsequent quarter if such declaration would result in the Annualized Dividend in respect of such quarter exceeding the Trailing AFFO.
(c)    For so long as a Dividend Pause Condition is in effect, then, concurrently with the delivery of the calculations pursuant to Section 5.9(a), Tricon shall provide the Investor Members with the following additional written calculation, together with reasonable supporting detail: the aggregate dividends declared and paid by Tricon on Common Shares over the four quarters ending with such Subject Quarter. If the amount calculated pursuant to the preceding sentence is less than the Trailing AFFO for two consecutive Subject Quarters, then the prohibition in Section 5.9(b) shall cease to apply unless and until there exists a subsequent Dividend Pause Condition.
5.10    Cooperation with Transfers and Margin Loans
Upon the request of an Investor Member or any of its Assignees that wishes to (a) pledge, hypothecate or grant security interests in any or all of the Common Shares or Preferred Units held by it including to banks or financial institutions as collateral or security for loans, advances or extensions of credit or (b) transfer all or any of the Common Shares or Preferred Units held by it, including to a third party investor in accordance with the provisions hereof, then in either such case Tricon (at the expense of such Investor Member or the applicable Assignee) agrees to cooperate with such Investor Member and its Assignees in taking any action reasonably necessary to consummate any such pledge, hypothecation, grant or transfer, including delivery of letter agreements to lenders in form and substance reasonably satisfactory to such lenders (which may include agreements by Tricon in respect of the exercise of remedies by such lenders), instructing the transfer agent to transfer any such Common Shares subject to the pledge, hypothecation or grant into the facilities of CDS and/or The Depository Trust Company without restricted legends and cooperating in diligence or other matters as may reasonably requested by such Investor Member in connection with a proposed transfer.
5.11    Tax Information
Tricon shall as soon as reasonably practicable after the end of each fiscal year, and in no event later than the next January 30th following the end of each fiscal year, (i) examine its status as a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”), and the PFIC status of its Subsidiaries, and notify the Investor Members if it becomes aware of any change in such PFIC status, and (ii) provide any reasonably requested tax forms or information required for any Investor Member to complete and file its tax returns (including, for the avoidance of doubt, any forms or information related to PFIC status). Without limiting the foregoing, if Tricon is determined to be a PFIC, Tricon shall provide to the Investor a “PFIC annual information statement” or any other reasonably requested form or information required for such Investor Member to make an election to treat Tricon as a “qualified electing fund” as soon as reasonably practicable after the end of each fiscal year and in no event later than the next January 30th following the end of each fiscal year of the Tricon.
5.12    TRS Election
Tricon has previously made an election jointly with Blackstone Real Estate Income Trust, Inc., a real estate investment trust within the meaning of Section 856 of the Code (“BREIT”), the indirect owner of Investor, for Tricon to be a “taxable REIT subsidiary” (a “TRS”), as defined in Section 856(l)(1) of the Code, of BREIT by executing Internal Revenue Service Form 8875 (or other successor form) effective as of the date of the purchase of one Common Share of Tricon by the Investor pursuant to the Subscription Agreement, and Tricon shall not take any action to revoke such election without the prior written consent of Investor.
5.13    Shareholder Approval
At the 2021 AGM, Tricon received the approval of the holders of its Common Shares (“Shareholder Approval”) in accordance with Canadian Securities Acts and the rules and regulations of the TSX for setting the Exchange Price with respect to Accrued Distributions at US$8.50 (as may be adjusted from time to time in the manner set forth in the LLC Agreement).
5.14    Certain Transactions.
(a)    In the event of any stock split, reverse stock split, stock dividend or distribution, subdivision, or any change in the Common Shares or the Preferred Units by reason of any recapitalization, combination, reclassification, exchange of shares, merger, consolidation, partial or complete liquidation, share dividend, split-up, sale of assets, distribution to equityholders or similar transactions or change in Tricon’s or the Issuer’s capital structure, (a) the terms “Common Shares” and “Preferred Units” used herein shall, as applicable, be deemed to refer to and include all such dividends and distributions and any other securities into which or for which any or all of such securities may be changed or exchanged or which are received in such transaction and (b) Tricon and the Issuer agree that appropriate adjustments shall be made to this Agreement to ensure that the Investor Members have, immediately after consummation of such transaction, substantially the same rights with respect to Tricon, the Issuer or another issuer of securities, as applicable, as they have immediately prior to the consummation of such transaction under this Agreement.
(b)    Without limiting any rights set forth in Section 5.1, if at any time Tricon proposes to change its jurisdiction of organization or primary Stock Exchange on which the Common Shares are listed, (i) Tricon shall work in good faith with the Investor Members, and use its commercially reasonable efforts, to minimize any adverse tax, regulatory, legal or accounting impacts of such transaction on the Investor Members and their Affiliates and (ii) the parties hereto agree that, subject to applicable Securities Laws and the rules and regulations of the new Stock Exchange, appropriate adjustments shall be made to this Agreement to ensure that the Investor Members have, immediately after the consummation of such transaction, substantially the same rights with respect to Tricon as they have immediately prior to the consummation of such transaction, including such changes as are reasonably necessary or advisable to reflect (A) differences, if any, between the Laws of the new jurisdiction of formation of Tricon and other Laws (including Securities Laws) applicable to Tricon and the Common Shares, as compared to those applicable to Tricon as of the Original Date and (B) differences in the rules of the new Stock Exchange as compared to those of the TSX as of the date hereof, and further including, in the case of a change of jurisdiction of organization to one of the United States, an amendment to Article 4 to provide a customary obligation for Tricon to maintain the availability of the exemption under Rule 144 of the Securities Act for resales of registrable securities.
ARTICLE 6
MISCELLANEOUS
6.1    Notices
(a)    Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in Person, transmitted by e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:
(i)    in the case of the Investor:
c/o Blackstone Real Estate
345 Park Avenue
New York, NY 10154
Attention: General Counsel and Head, U.S. Asset Management
Email: [redacted – confidential information]

with a copy (which shall not constitute notice) to:

c/o Blackstone Real Estate
345 Park Avenue
New York, NY 10154
Attention:     Jacob Werner
Asim Hamid
Email:     [redacted – confidential information]
    [redacted – confidential information]

with a copy (which shall not constitute notice) to:
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:    Brian Stadler
Matt Rogers
E-mail:    [redacted – confidential information]

    [redacted – confidential information]
and with a copy (which shall not constitute notice) to:
Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, ON M5V 3J7
Attention:    Vincent A. Mercier
        Kevin Greenspoon
E-mail:    [redacted – confidential information]
        [redacted – confidential information]
(ii)    in the case of Tricon or the Issuer:
c/o Tricon Residential Inc.
7 St. Thomas Street, Suite 801
Toronto, ON M5S 2B7
Canada
Attention:    David Veneziano, Chief Legal Officer
E-mail:        [redacted – confidential information]
with a copy (which shall not constitute notice) to:
Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7
Attention:    John Connon
E-mail:        [redacted – confidential information]
and with a copy (which shall not constitute notice) to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Attention:     Christopher J. Cummings
Email:         [redacted – confidential information]
(b)    Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted by email or personally by hand (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed by internationally recognized overnight courier, on the Business Day following the date of mailing; provided, however, that if at the time of mailing or within two Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.
(c)    Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 6.1.
6.2    Amendments and Waiver
No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.
6.3    Assignment; Transfer of Rights
(a)    No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other party which consent may be withheld in its sole discretion except as otherwise provided herein.
(b)    Notwithstanding the foregoing, (i) an Investor Member may assign and transfer its rights, benefits, duties and obligations under this Agreement, in whole or in part, without the consent of Tricon, to any Affiliate of such Investor Member, provided that: (A) any such Affiliate shall, prior to any such assignment, agree to be bound by all of the covenants of such Investor Member contained herein and comply with the provisions of this Agreement that were applicable to the transferor Investor Member, and shall deliver to Tricon a duly executed undertaking to such effect in form and substance satisfactory to Tricon, acting reasonably; and (B) except as otherwise provided herein, where any rights of an Investor Member under this Agreement have been assigned, such rights shall only be exercised by such Investor Member and its Affiliates, acting together.
(c)    Any rights granted to the Investor or other Investor Members under Article 3, Article 4, Section 5.9, Section 5.10, Section 5.11, Section 5.13, Section 5.14 and Article 6 may be transferred or assigned to any Person in connection with a Transfer (permitted by this Agreement and applicable Law) of (x) in the case of Article 4, Registrable Shares and/or Preferred Units that would represent an As-Exchanged Ownership of such transferee of at least 3.0% and (y) in all other cases, Preferred Units (and/or Common Shares received upon exchange of Preferred Units) having an aggregate Liquidation Preference of at least US$50,000,000; provided, however, that in the case of a transfer or assignment made in accordance with this Section 6.3(c), (i) prior written notice of such transfer and assignment of rights is given to Tricon (and, in the case of a transfer or assignment of rights under Article 4, such notice shall identify the Registrable Shares with respect to which such registration rights are being transferred or assigned), (ii) in the case of a transfer or assignment of rights under Article 4, such Person agrees in writing to be bound by, and subject to, Article 4 of this Agreement as an “Investor” or “Investor Member”, as applicable, pursuant to a written joinder instrument in form and substance reasonably acceptable to Tricon and (iii) the case of a transfer or assignment of rights under Section 5.8, such Person agrees in writing to be bound by, and subject to, Section 5.7 of this Agreement as an “Investor” or “Investor Member”, as the case may be, pursuant to a written joinder instrument in form and substance reasonably acceptable to Tricon.
(d)    For purposes of any rights permissibly assigned by an Investor or other Investor Member, following any such assignment, “Investor” or “Investor Member”, as applicable, for purposes of such assigned rights shall mean such Investor or other Investor Member, as the case may be, or any of its permitted assigns.
(e)    For greater certainty, no assignment by the Investor or any assignee (each, an “Assignee”) of its rights hereunder shall relieve such Assignee of its obligations hereunder.
6.4    Successors and Assigns
This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.
6.5    Further Assurances
Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.
6.6    Right to Injunctive Relief
Each of the parties hereby acknowledges and agrees that in the event of a breach or threatened breach of any of its covenants hereunder, the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies available to such party, the Investor (in respect of any breach of this Agreement by Tricon) and Tricon (in respect of any breach of this Agreement by the Investor) shall be entitled to apply for an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security in connection with such action), and each of the parties hereby agrees not to plead sufficiency of damages as a defence in such circumstances.
6.7    Counterparts
This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts (including by email or scanned pages), with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement. Electronic signatures and electronic pdf signatures (including by email or scanned pages) shall be acceptable as a means of executing such documents.

6.8    Liability of Tricon and the Issuer
Each of Tricon and the Issuer agree and acknowledge that any breach of this Agreement by, or the failure to perform any obligation in accordance with the terms of this Agreement of, the Issuer shall be deemed to be a breach of this Agreement by, or failure to perform such obligation of, Tricon, and Tricon shall be fully and directly liable for any and all damages relating to, arising from or suffered in connection with such breach or failure.
6.9    Non-Recourse
Notwithstanding anything to the contrary in this Agreement, (a) this Agreement may only be enforced against, and any action, dispute, claim, suit or other proceeding for breach of this Agreement may only be made against, the Persons that are expressly identified herein and/or are parties hereto, (b) none of (i) the former, current and future Affiliates, directors, officers, managers, employees, advisors, representatives, shareholders, members, managers, partners, successors and assigns of the Investor Members or any Affiliate thereof or any former, current and future Affiliate, director, officer, manager, employee, advisor, representative, shareholder, member, manager, partner, successor and assign of any of the foregoing (collectively, “Investor Related Parties”) shall have any liability for any liabilities or obligations of the parties hereto for any action, dispute, claim, suit or other proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any representations made or alleged to be made in connection herewith, (c) none of Tricon, the Issuer nor or their respective Affiliates shall have any rights of recovery in respect hereof against any Investor Related Party and (d) no personal liability shall attach to any Investor Related Party through the Members or otherwise, whether by or through attempted piercing of the corporate veil, by or through an action, dispute, claim, suit or other proceeding (whether in tort, contract or otherwise), by the enforcement of any judgment, fine or penalty or by virtue of any statute, regulation or other applicable Law, or otherwise; provided that, for the avoidance of doubt, nothing in this Section 6.9 shall restrict or limit the rights or obligations of a Person under any other Transaction Agreement to which such Person is a party.
6.10    Activities of the Investor.
Each of Tricon, the Issuer and the Investor Members acknowledges and agree that: (a) the Investor Members and the Investor Related Parties (collectively, the “Investor Group”; provided, that for purposes of this Section 6.10, references to “Investor Group” shall not include the Investor Nominee in his or her capacity as such, provisions with respect to whom are contained in Article 2) (i) have investments or other business relationships with entities engaged in other businesses (including those which may compete with the business of Tricon and any of its Subsidiaries or areas in which Tricon or any of its Subsidiaries may in the future engage in business) and in related businesses other than through Tricon or any of its Subsidiaries, (ii) may develop a strategic relationship with businesses that are or may be competitive with Tricon or any of its Subsidiaries and (iii) will not be prohibited by virtue of its investment in Tricon or any of its Subsidiaries, or its service on the Board of Directors or any Subsidiary’s board of directors or other governing body, from pursuing and engaging in any such activities; (b) neither Tricon nor any other shareholders of Tricon shall have any right in or to such other ventures or activities or to the income or proceeds derived therefrom; (c) no member of the Investor Group shall be obligated to present any particular investment or business opportunity to Tricon or any of its

Subsidiaries even if such opportunity is of a character which, if presented to Tricon or any of its Subsidiaries, could be undertaken by Tricon or any of its Subsidiaries, and each member of the Investor Group shall have the right to undertake any such opportunity for itself for its own account or on behalf of another or to recommend any such opportunity to other Persons; and (d) subject to the express terms and conditions set forth in this Agreement, each member of the Investor Group may enter into contracts and other arrangements with Tricon and its Affiliates from time to time on terms approved by the Board of Directors and the board of directors of such Affiliates, as applicable. Each of Tricon, the Issuer and the Investor Members hereby waives, to the fullest extent permitted by applicable Law, any claims and rights that such Person may otherwise have in connection with the matters described in this Section 6.10 and Tricon, pursuant to approval by the Board of Directors, hereby renounces its interest or expectancy, as between itself and the Investor Group, in any corporate opportunity or other matter described in this Section 6.10.
6.11    Scope of Agreement.
Notwithstanding anything to the contrary provided elsewhere herein, none of the provisions of Sections 5.3, 5.4, or 5.7 shall be binding on, or in any way limit the activities of, (a) Blackstone Inc. and its Affiliates in their businesses distinct from the real estate business of Blackstone Inc. (the “Blackstone Real Estate Business”); provided, that the Confidential Information is not made available to Representatives of Blackstone Inc. and its Affiliates who are not involved in the Blackstone Real Estate Business. Should any Confidential Information be made available to an individual at an Affiliate of Blackstone Inc. who is not involved in the Blackstone Real Estate Business solely for the purpose of conflict resolution procedures and determining the proper allocation of investment opportunities, then the activities of individual shall be subject to Sections 5.3, 5.4, or 5.7; provided, however, that receipt of Confidential Information by such individual shall not be imputed to the business unit of such individual, or (b) any portfolio company of an Affiliate of Blackstone Inc.; provided, however, that should the Confidential Information be made available to a Representative of any portfolio company of an Affiliate of Blackstone Inc., then the activities of such individual shall be subject to Sections 5.3, 5.4, or 5.7.
6.12    Termination.
Except to the extent specified otherwise in this Agreement, this Agreement shall terminate and be of no further force and effect with respect to a particular Investor Member upon the earlier to occur of (i) the mutual written agreement of such Investor Member, Tricon and the Issuer and (ii) the date on which such Investor Member no longer holds any Registrable Shares or Purchased Preferred Units. Notwithstanding the foregoing, (a) Section 4.7, Article 1 and Article 6 shall survive the termination of this Agreement indefinitely, (b) Section 5.7 shall survive the termination of this Agreement with respect to such Investor Member for twelve months following such termination and (c) Section 5.11 shall survive the termination of this Agreement with respect to any period (or portion thereof) during which such Investor Member owned Registrable Shares or Purchased Preferred Units.
[The remainder of this page is intentionally left blank.] IN WITNESS WHEREOF, this Agreement has been executed by the parties on the date first written above.

TRICON RESIDENTIAL INC.
Per:	Signed “David Veneziano”
Name: David Veneziano
Title: Chief Legal Officer

TRICON PIPE LLC
Per:	Signed “David Veneziano”
Name: David Veneziano
Title: Chief Legal Officer

BREIT DEBT PARENT LLC
Per:	Signed “Asim Hamid”
Name: Asim Hamid
Title: Managing Director and Vice President

SCHEDULE A
REGISTRATION PROCEDURES
1.    Registration Procedures
In connection with the Demand Registration and Piggyback Registration obligations pursuant to the Agreement, Tricon will use commercially reasonable efforts in accordance with the Agreement to effect the qualification for the offer and sale or other disposition or distribution of Registrable Shares in the United States and/or in one or more Canadian jurisdictions, as directed by the applicable Investor Member in the case of a Demand Registration, and in pursuance thereof, Tricon will as expeditiously as reasonably possible:
(a)    prepare and file (i) in the case of a U.S. Registration, a U.S. Registration Statement and U.S. Prospectus with the SEC and (ii) in the case of a Canadian Registration, in the English language and, if an offering is contemplated in Quebec, the French language, with the applicable Canadian Securities Commissions a Prospectus under and in compliance with the applicable Securities Laws, in each case of clauses (i) and (ii) relating to the applicable Demand Registration or Piggyback Registration, including all exhibits, financial statements and such other related documents required by the applicable Securities Commissions to be filed therewith, and use its commercially reasonable efforts to as promptly as practicable cause (x) in the case of a U.S. Registration, such U.S. Registration Statement to be declared effective and (y) in the case of a Canadian Registration, the applicable Canadian Securities Commissions to issue a receipt for such Prospectus (unless such Prospectus is a prospectus supplement); and in any Registration Tricon will furnish to the Investor and the lead underwriters or underwriters, if any, copies of such U.S. Registration Statement or U.S. Prospectus, if any, or a Canadian Prospectus and any amendments or supplements in the form filed with the applicable Securities Commission, promptly after the filing of such U.S. Registration Statement, Prospectus, amendments or supplements;
(b)    prepare and file with the applicable Securities Commissions such amendments and supplements to the U.S. Registration Statement, U.S. Prospectus and/or Canadian Prospectus, as applicable, as may be necessary to complete the distribution of all such Registrable Shares and as required under applicable Securities Laws;
(c)    without limiting the generality of Section 1(a) above, use commercially reasonable efforts to cause any U.S. Registration Statement in connection with a U.S. Registration to become effective and remain continuously effective for not less than 120 days (or such shorter period as will terminate when all Registrable Shares covered by such U.S. Registration Statement have been sold or withdrawn), or, if such U.S. Registration Statement relates to an underwritten U.S. Registration, such longer period as in the opinion of counsel for the underwriter or underwriters a U.S. Prospectus is required by Law to be delivered in connection with sales of Registrable Shares by an underwriter or dealer; provided, however, (A) if such U.S. Registration Statement is a U.S. Shelf Registration Statement, Tricon shall use its reasonable best efforts to keep such U.S. Registration Statement continually effective under the U.S. Securities Act in order to permit the U.S. Prospectus forming part of the U.S. Registration Statement to be usable by Investor Members until the date as of which all Registrable Shares have been sold (but in no event prior to the applicable period referred to in Section 4(a)(3) of the U.S. Securities Act and Rule 174 thereunder) and (B) the 120-day period referred to in this paragraph shall be extended for a period of time equal to the period the Investor Members refrain from selling any securities included in such U.S. Registration Statement at the request of Tricon or an underwriter of Tricon pursuant to the provisions of this Agreement;
(d)    notify the participating Investor Members and the lead underwriter or underwriters, if any, and (if requested) confirm such advice in writing, as soon as practicable after notice thereof is received by Tricon: (i) when the applicable U.S. Registration Statement or any amendment thereto has been filed or becomes effective and when the applicable U.S. Prospectus or Canadian Prospectus or any amendment thereto has been filed (and, in the case of a Canadian Prospectus, when a receipt has been issued therefor), and in each case of this clause (i), furnish to such Investor Members and lead underwriters or underwriters, if any, with copies thereof; (ii) of any written comments by the Securities Commissions, or any request by the Securities Commissions for amendments or supplements to, any such U.S. Registration Statement, U.S. Prospectus or Canadian Prospectus or for additional information (whether before or after the date of the U.S. Registration Statement or date of receipt for the Canadian Prospectus); (iii) of the issuance by any Securities Commissions of any stop order or cease trade order relating to the U.S. Registration Statement, U.S. Prospectus or Canadian Prospectus, or (B) any order preventing or suspending the effectiveness of a U.S. Shelf Registration Statement or otherwise suspending the use of any U.S. Registration Statement, U.S. Prospectus or Canadian Prospectus or, in each case of this clause (iii) the initiation or threatening of any proceedings for the forgoing purposes; and (iv) of the receipt by Tricon of any notification with respect to the suspension of the qualification of the Registrable Shares for offering, sale or distribution in any jurisdiction or the initiation or threatening of any proceeding for such purpose;
(e)    promptly notify the participating Investor Members and the lead underwriter or underwriters, if any, when Tricon becomes aware of the happening of any event as a result of which (A) any applicable U.S. Registration Statement, any U.S. Prospectus included in such U.S. Registration Statement or any Canadian Prospectus contains any untrue statement of a material fact or omits to state a material fact necessary to make the statement therein (in the case of a Prospectus in light of the circumstances under which they were made) when such U.S. Registration Statement or Prospectus was delivered not misleading, (B) any Canadian Prospectus fails to constitute full, true and plain disclosure of all material facts regarding the Registrable Shares when such Canadian Prospectus was delivered or (C) if for any other reason it will be necessary during such time period to amend or supplement any such U.S. Registration Statement, U.S. Prospectus or Canadian Prospectus in order to comply with U.S. Securities Laws and, in either case as promptly as practicable, prepare and file with the applicable Securities Commissions, and furnish without charge to the participating Investor Members and the lead underwriters or underwriters, if any, a supplement or amendment to such U.S. Registration Statement, U.S. Prospectus or Canadian Prospectus which will correct such statement or omission or effect such compliance;
(f)    to the extent Tricon is eligible under the relevant provisions of Rule 430B under the U.S. Securities Act, if Tricon files any U.S. Shelf Registration Statement (other than a U.S. Shelf Registration Statement on Form F-10), Tricon shall include in such U.S. Shelf Registration Statement such disclosures as may be required by Rule 430B under the U.S. Securities Act (referring to the unnamed selling security holders in a generic manner by identifying the initial offering of the securities to the Investor Members) in order to ensure that the Investor Members may be added to such U.S. Shelf Registration Statement at a later time through the filing of a U.S. Prospectus supplement rather than a post-effective amendment;
(g)    use commercially reasonable efforts to prevent, or to obtain the withdrawal of, any stop order, cease trade order or other order against Tricon or affecting the securities of Tricon preventing or suspending the use of any U.S. Registration

Statement, U.S. Prospectus or Canadian Prospectus or suspending the qualification of any Registrable Shares covered by the U.S. Registration Statement or the Prospectus, or the initiation or the threatening of any proceedings for such purposes;
(h)    provide each participating Investor Member and its counsel with a reasonable opportunity in advance to review and provide comments to Tricon on any U.S. Registration Statement or any Prospectus, which shall be considered for inclusion therein in good faith by Tricon;
(i)    deliver to each participating Investor Member and the underwriters, if any, without charge, as many commercial (or in the case of a U.S. Registration, conformed) copies as such Persons may reasonably request of any applicable U.S. Registration Statement, U.S. Prospectus and Canadian Prospectus and any amendment, post-effective amendment or supplement thereto and all documents incorporated therein by reference (it being understood that Tricon consents to the use of the Prospectus or any amendment or supplement thereto by each of the participating Investor Members and the underwriters, if any, in connection with the offering, sale and distribution of the Registrable Shares covered by such Prospectus or any amendment or supplement thereto);
(j)    on or prior to the date on which any U.S. Registration Statement becomes effective, use its commercially reasonable efforts to register or qualify, and cooperate with the participating Investor Members, the underwriters, if any, and their respective counsel, in connection with the Registration or qualification of such Registrable Shares for offer and sale under the securities or “blue sky” laws of each state as any such participating Investor Member or underwriter, if any, or their respective counsel reasonably request and do any and all other acts or things reasonably necessary or advisable to keep such Registration or qualification in effect for such periods as required by this Agreement, provided that Tricon shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to taxation or general service of process in any such jurisdiction where it is not then so subject;
(k)    make generally available to its security holders, as soon as reasonably practicable (but not more than eighteen months) after the effective date of a U.S. Registration Statement, an earnings statement which shall satisfy the provisions of Section 11(a) of the U.S. Securities Act and any applicable regulations thereunder, including without limitation Rule 158 under the U.S. Securities Act;
(l)    in connection with any underwritten offering enter into customary agreements, including an underwriting agreement with the underwriter or underwriters, such agreements to contain such representations and warranties by Tricon and such other terms and provisions as are consistent with those contained in underwriting agreements previously entered into by Tricon in the applicable jurisdiction or customarily contained in underwriting agreements in the applicable jurisdiction with respect to secondary distributions and indemnification provisions and/or agreements substantially consistent with those contained in underwriting agreements previously entered into by Tricon in the applicable jurisdiction and with the Agreement, but in any event, which agreements will contain provisions for the indemnification by the underwriter or underwriters in favour of Tricon with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Prospectus included in reliance upon and in conformity with written information furnished to Tricon by any underwriter;
(m)    in connection with any underwritten offering, enter into a customary “lock-up” agreement providing that it will not, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of any securities that are the same or similar to the Registrable Shares being offered (or securities convertible into or exchangeable or exercisable for such securities (subject to customary exceptions) and will not enter into derivative transactions with similar economic effect;
(n)    as promptly as practicable after filing with the applicable Securities Commissions any document which is incorporated by reference into the U.S. Registration Statement or the Prospectus, as applicable, provide copies of such document to each participating Investor Member and its counsel and to the lead underwriters or underwriters, if any;
(o)    use its commercially reasonable efforts to obtain a customary legal opinion, in the form and substance as is customarily given by external company counsel in securities offerings for the applicable jurisdiction, addressed to the Investor and the underwriters, if any, and such other Persons as the underwriting agreement may reasonably specify, and a customary “comfort letter” from Tricon’s auditor and/or the auditors of any financial statements included or incorporated by reference in a U.S. Registration Statement or a Prospectus;
(p)    furnish to the participating Investor Members and the lead underwriter or underwriters, if any, and such other Persons as the participating Investor Members may reasonably specify, such corporate certificates, satisfactory to the participating Investor Members acting reasonably, as are customarily furnished in securities offerings, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as the participating Investor Member may reasonably request;
(q)    cooperate with each participating Investor Member and each underwriter, if any, participating in the disposition of such Registrable Shares and their respective counsel in connection with any filings required to be made with FINRA;
(r)    provide and cause to be maintained a transfer agent and registrar for such Common Shares not later than, in the case of a U.S. Registration, the effectiveness of the applicable U.S. Registration Statement and, in the case of a Canadian Registration, the date a receipt is issued for a final Canadian Prospectus by the applicable Canadian Securities Commissions and, in each case, use its best efforts to cause all Common Shares covered by the applicable U.S. Registration Statement or Prospectus to be listed on each securities exchange or automated quotation system on which similar securities issued by Tricon are then listed;

(s)    use commercially reasonable efforts to take all reasonable action to ensure that any Issuer Free Writing Prospectus utilized in connection with a U.S. Registration complies in all material respects with the U.S. Securities Act, is filed in accordance with the U.S. Securities Act to the extent required thereby, is retained in accordance with the U.S. Securities Act to the extent required thereby and, when taken together with the related U.S. Prospectus, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and
(t)    participate in such marketing efforts as the participating Investor Members or lead underwriter or underwriters, if any, determine are reasonably necessary, such as “roadshows”, institutional investor meetings and similar events
(u)    .
2.    Investor Obligations
The participating Investor Members will furnish to Tricon such information and execute such documents regarding the Registrable Shares and the intended method of disposition thereof as Tricon may reasonably require in order to effect the requested qualification for sale or other disposition. The participating Investor Members will promptly notify Tricon if such Investor Member becomes aware of the happening of any event (insofar as it relates to such Investor Member or information furnished by it in writing for inclusion in the applicable Prospectus) as a result of which the Prospectus contains any untrue statement of a material fact or omits to state a material fact necessary to make the statement therein not misleading in light of the circumstances under which they are made. In addition, each participating Investor Member shall, if required under applicable Canadian Securities Acts, execute any certificate forming part of a Canadian Prospectus to be filed with the applicable Canadian Securities Commissions.

3.    MJDS
Where any U.S. Registration Statement, U.S. Prospectus or supplement or amendment thereto is required to be filed by Tricon under this Agreement, Tricon may elect to file a corresponding Canadian Prospectus in the applicable form with the applicable Canadian Commission in at least one province of Canada in accordance with Canadian Securities Acts solely to the extent required for the purposes of MJDS qualification if such qualification is available under applicable Law, in which case Tricon will effect such U.S. Registration by way of a registration statement on Form F-10 or on such other form as is utilized under MJDS from time to time; provided, however, that if at the time of the applicable U.S. Registration, Tricon is ineligible to effect a registration statement in the United States on Form F- 10 or under another applicable MJDS form, Tricon shall effect the U.S. Registration on such form or forms as shall be available to enable the Investor Members to sell the Registrable Shares in compliance with U.S. Securities Laws. Where any Canadian Prospectus is filed with any Canadian Commission in connection with a U.S. Registration, Tricon shall, from time to time, supplement, amend and renew such Canadian Prospectus if required by Canadian Securities Acts. Any registration of or qualification of securities that occurs concurrently in Canada and the United States shall be counted as a single Demand Registration for the purposes of this Agreement (but, for the avoidance of doubt, subject to the provisos to Section 4.2(e)(i)).